UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB

(Amendment No. 3)

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

NNRF, INC.
(Exact name of small business issuer as specified in its charter)

Nevada	98-0216309
(State of incorporation)	(IRS Employer ID Number)

1574 Gulf Rd., # 242, Point Roberts, WA 98281
(Address of principal executive offices) (Zip Code)

(604) 943-0706
(Registrant's telephone number)

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class To be registered	Name of each exchange on which each class is to be registered
Common	NASDAQ Over the Counter Bulletin Board

NNRF, INC.

i

PART I

EXPLANATORY NOTE

We are filing this Amendment No. 3 to the General Form for Registration of Securities on Form 10-SB to register our common stock, par value $0.001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Effective July 19, 2007, we amended our articles of incorporation to change our name from “Nucon-RF, Inc.” to “NNRF, Inc.”.

As used in this Amendment No. 3 to Form 10-SB, unless the context requires otherwise, "we", "us", “our”, “NNRF”, "Company" or “Issuer” means NNRF, Inc., formerly known as Nucon-RF, Inc. Our principal place of business is located at 119526 Moscow, Leninskij prospekt 146, Suite 332 and our principal executive office is located at 1574 Gulf Rd., # 242, Point Roberts, WA 98281.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Amendment No. 3 to Form 10-SB, other than statements of historical facts that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this filing.

Consequently, all of the forward-looking statements made in this Amendment No. 3 to Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

ITEM 1	DESCRIPTION OF BUSINESS

Historical Summary

Nucon, Inc. was organized on August 25, 2005 under the laws of the State of Nevada. On May 23, 2006, Stafford Energy, Inc., a Nevada corporation (“Stafford”), acquired 100% of the issued and outstanding capital stock of Nucon, Inc., a Nevada corporation, in exchange for 22,500,000 shares of common stock pursuant to that certain merger and share exchange agreement (“Merger Agreement”). At the closing, Stafford amended its articles of incorporation and changed its name to Nucon-RF, Inc. (“Nucon”), and its two wholly-owned subsidiaries, Abucco Technologies, Inc., a Canadian corporation (“Abucco”), and Stafford Energy Canada, Ltd., a Canadian corporation (“Stafford Canada”), became wholly owned subsidiaries of Nucon. Nucon, Inc., a Nevada corporation, remains a wholly owned subsidiary of Nucon. On July 19, 2007, we amended our articles of incorporation to change our name to “NNRF, Inc.”.

As the shares of Stafford common stock issued to Nucon shareholders in the merger transaction represented a controlling interest, the transaction has been accounted for as a recapitalization, or reverse merger, with Nucon being considered the acquirer. The recapitalization has been accounted for at historical cost.

Abucco Technologies Inc. is a developer and provider of embedded solutions that monitor and control remote devices and appliances using wireless and TCP/IP connections. Given that Abucco’s business is not synergistic with that of the Company, NNRF will divest itself of Abucco in 2007. In addition, NNRF will dissolve Stafford Canada in 2007. Stafford Canada has had no operations since inception.

In addition to the two foregoing subsidiaries, the Company incorporated OOO Nucon-RUS (“Nucon-RUS”), a limited liability company formed under the laws of the Russian Federation (“RF”) in 2007. Nucon-RUS is a wholly owned subsidiary of Nucon. In January 2007, Nucon became fully accredited to do business in the RF by the Russian Ministry of Justice.

Business Development

Overview

NNRF is a technical solutions company focused on high-end environmental markets in the Former Soviet Union (“FSU”), Eastern Europe and Asia. NNRF has offices in Moscow, Russia, and Berlin, Germany.

The mission of NNRF is to provide cutting edge solutions for the management of nuclear waste and power quality challenges facing the Russian, European, Asian and other markets. To this end, NNRF presently has technologies that it has either licensed or acquired in the high-end environmental impact areas of nuclear facility construction, safety and remediation, wastewater treatment, and power quality. NNRF intends to market and either distribute to resellers or sell the products and services related to the foregoing technologies.

NNRF’s customers, through its investment in ATOLL (defined below) and partners currently consist of, among others, Rosenergoatom, the operating utility of Russia’s nuclear facilities; Atomstroyexport, established by the Russian government to promote the export of Russian construction, operation and modernization of nuclear power plants abroad; Stroikomplektinvest, a construction supply distributor serving as NNRF’s marketing partner for power quality equipment in the Republic of Tatarstan; and the International Center for Environmental Sciences of the Federal Ministry of Nuclear Energy (“ICES”).

NNRF began its operations in November 2005 and has accomplished the initial stages of its business strategy. With several key strategic alliances established, NNRF has the present capability of providing product, technological and technical service support addressing radioactive waste, wastewater and power quality challenges including compliance, shielding, transport and storage requirements, plant equipment protection and energy efficiency. NNRF also has in-house expertise in radiological protection and radiological waste management. In addition, with the acquisition of 50% of ZAO Electro Machinery Building Plant ATOLL (“ATOLL”), NNRF, via ATOLL, is manufacturing and supplying parts and equipment for new and existing nuclear facilities in the RF.

NNRF has licensed, acquired or distributes the following technologies:

1.  NuCapTM is a radiation and corrosion-resistant silicon geopolymer material that has been licensed from Global Matrechs, Inc. NuCapTM stabilizes, contains, encapsulates and stores nuclear waste. Applied similar to paint, Nu-CapTM can be applied to the encapsulation of the thousands of iron drums around the world that contain radioactive materials and are subject to corrosion and leakage. The Company has licensed NuCapTM from Global Matrechs, Inc. on an exclusive basis for the Former Soviet Union and, on a non-exclusive basis, for the European Union countries, China and India. NuCapTM will be manufactured by Dow Corning pursuant to a manufacturing agreement between Global Matrechs and Dow Corning.

2.  The Environmental Potentials waveform correction absorber equipment suppresses power surges and filters out high frequency noise over electrical lines, helping prevent flash fires and other damage to computer-controlled electronic equipment. The Company has entered a Territorial Sub-Distributor Agreement with Power Quality Holdings, Inc. regarding the placement of the foregoing equipment in the Russian Federation.

3.  Feecom/Biecom is a non-toxic polymer-based nuclear waste shielding material that can be molded as needed into various forms, including bricks and plates, containers or plaster on fixed walls. This material which encapsulates and shields nuclear radiation could replace the toxic lead walls currently in place in nuclear reactors and x-ray rooms globally. NNRF has acquired the Feecom/Biecom technology from Dr. Hans-Jürgen Engelmann in consideration for options to purchase 150,000 shares of common stock, exercisable for a period of ten (10) years at $0.75 per share. In addition, Dr. Engelmann will receive a royalty equal to 2.5% of the gross revenues relating to the sale of Feecom/Biecom to third parties.

4. ASPECT and NNRF are engaged in joint efforts in the implementation of complex technologies and equipment on the basis of a gradient-porous metal-ceramic membrane known as Trumem™. NNRF’s Chief Executive Officer, Dr. Valery Lebedev, developed Trumem™. Trumem™ is a high-output, long-lasting, inexpensive and compact purification unit for all types of liquid wastes, including radioactive wastes. These technologies should provide the basis for a technological breakthrough in solving the current problems of radioactive liquid wastes. NNRF has entered into a Cooperation Agreement with ASPECT, a Russian research, production and marketing entity engaged in the development, introduction and transfer of innovative high-tech technologies and projects, to jointly engage in the implementation and commercialization of complex technologies and equipment of a gradient-porous metal-ceramic membrane known as “TRUMEM™”, a high-output, long-lasting, inexpensive and compact purification unit for all types of liquid wastes, including radioactive wastes. The principal application of TRUMEM™ will involve the rehabilitation of water basins which have become contaminated with liquid radioactive wastes.

NNRF has entered into alliances with several Russian and European companies to market, distribute, and sell various products and services for the nuclear remediation industry. These companies include:

1.  Rosenergoatom, the operating utility of Russia’s nuclear power plants.

2.  Atomstroyexport, charged by the Ministry of the Russian Federation for Atomic Energy with promoting the export of Russian-made products for nuclear power projects abroad.

3.  TPA, Ltd., the official marketing agent of three Russian manufacturing facilities which produce products for the nuclear industry. In July 2007, TPA became a division of Atomenergomash. NNRF does not have agreement with Atomenergomash.

4.  TRI-ION -Wasser Technik, a German company specializing in cleaning water with heavy metal and other isotopes in the Russian Federation.

The key business and other objectives of NNRF are to (i) become a primary provider of equipment, services and technologies for nuclear facility construction, safety and remediation, wastewater treatment, multilateral nuclear decommissioning projects and power quality products and services, either directly or through its wholly owned subsidiary Nucon-RUS, and its 50% owned affiliate, ATOLL, (ii) commence selling products globally in 2008, (iii) acquire and develop unique environmental impact technologies each year of operation to market, distribute and sell, and (iv) become a fully reporting company under the Securities Exchange Act of 1934, as amended, and commence trading on the Over the Counter Bulletin Board (“OTCBB”) as soon as commercially practicable.

To accomplish the foregoing objectives, NNRF’s strategy consists of the following:

•	Maintain and establish further key alliances with Russian government agencies responsible for the nuclear waste remediation and power quality industries;

•
Enter into strategic relationships and acquire companies, both Russian and otherwise, which supply products and services to the RF government agencies responsible for the domestic and export nuclear markets; and

•	Identify, develop and acquire innovative, proprietary technologies which have environmental and economic applications for the Russian, European and Asian markets.

Bankruptcy, Receivership or Similar Proceedings

NNRF has not been involved in any bankruptcy, receivership or similar proceeding.

Acquisition of 50% of ATOLL

In March 2007, NNRF completed its requirements for the acquisition of 50% of ATOLL, a private joint stock Russian company. Under Russian law, NNRF is limited to 50% ownership in ATOLL.

ATOLL is based in St. Petersburg, Russia and is a manufacturer and supplier of spare parts for existing nuclear power plants, products for the modernization of nuclear power plants and equipment for facilities currently under construction.

The original terms of the acquisition agreement with ATOLL provided that NNRF pay $4,290,000 to ATOLL and issue ATOLL 2,000,000 shares of common stock. The original agreement was modified to reflect the following: (i) two closings, the first of which was completed in the fourth quarter of 2006 when NNRF paid $1,126,250 in consideration for 13.25% of the issued and outstanding capital stock of ATOLL, and the second of which occurred in March 2007 and consisted of NNRF acquiring an additional 36.75% of ATOLL for $1,000,000 and the issuance of 4,000,000 shares of common stock; and (ii) certain real estate interests of ATOLL were spun-out of ATOLL for the benefit of ATOLL stockholders other than NNRF. As a result, NNRF has no real estate holdings, either on its own or through its 50% ownership in ATOLL.

The ATOLL acquisition has significantly increased the scope of products and services NNRF will provide to the Russian nuclear industry. The primary purchaser of the equipment for nuclear power plants in Russia is Rosenergoatom, with whom NNRF has an established relationship to provide technologies, services and equipment as discussed below.

NNRF estimates that US$3,000,000 to US$4,000,000 will be required for additional capital expenditure at the ATOLL manufacturing facility to ensure projected production can be satisfied. To this end, NNRF and ATOLL intend to expand the production capability of the ATOLL facility relating to storage containers utilized for a variety of nuclear waste as well as develop and complete new container prototypes. NNRF will also demonstrate NuCap™ (described below) at the ATOLL facility.

ATOLL anticipates moving a portion of its production facilities into (a) its existing joint venture with Atomenergomash, (b) other manufacturing facilities such as JSC Electroprivod, and (c) prospective joint ventures with one or more nuclear power plants in the RF to produce a variety of spare parts for nuclear power plants.

The business model of ATOLL is to supply spare parts for existing nuclear power plants, products for the modernization of nuclear power plants, equipment for facilities currently under construction, and supply its storage container products to the Federal dry storage facility currently under construction in Zelesnogorsk, Krasnoyarsk region in Siberia. This facility is projected to commence operations in 2008. The Chief Executive Officer of NNRF, Dr. Valery Lebedev, was the General Director of the nuclear waste storage facility in Zelesnogorsk from 1989-1999, served as the Deputy Minister of the Ministry of Atomic Energy (1999-2002), and formerly served as an advisor to the Minister of Atomic Energy of the RF.

The ATOLL manufacturing process utilizes advanced computer numerically controlled (“CNC”) machinery. The products manufactured at the ATOLL facility include spare parts for the entire nuclear cycle, including spare parts and mechanisms for nuclear power plants, and handling equipment for nuclear waste containers designed for long term storage of radioactive wastes and spent fuel. The foregoing manufacturing capabilities have applicability in the foreign markets of China and India, among other countries utilizing Russian designed nuclear reactors.

ATOLL has approximately 220 employees consisting of engineers, nuclear industry specialists, technical experts in nuclear equipment design and construction, and skilled manufacturing operators of CNC based machinery. The technical level of the ATOLL employee base has established ATOLL as a designated supplier to facilities operated by Rosenergoatom, the operator and owner of all 31 nuclear reactors in the RF.

ATOLL has its own construction bureau and develops all of its own drawings and technical specifications for the manufacturing cycle. ATOLL has established its production as the technical standard for spare parts and mechanisms for the WWER-440 and WWER-1000 nuclear reactors presently in operation and under construction in both the RF and certain foreign markets. The drawings and technical specifications for the spare parts and mechanisms of the foregoing nuclear reactors are the proprietary intellectual property of ATOLL.

ATOLL has existing and prior foreign trade contracts with operators of nuclear power plants outside of the RF (e.g., Ukraine and Bulgaria), and exports spare parts for WWER-440 and WWER-1000 nuclear reactors to each of these countries. ATOLL also has technical support and production capacity to support sales to other export markets. NNRF believes that substantial marketing opportunities exist which may result in increases in sales to these foreign markets and other markets. The WWER-440 and WWER-1000 nuclear reactors are the latest designs from Russia. NNRF recently supported the marketing activities presented by ATOLL at the European Bank of Reconstruction and Development (“EBRD”) in December 2006.

The WWER-440 and WWER-1000 nuclear reactors, similarly to all reactors worldwide, require continuous replacement of their operating parts due to strict safety standards established by the nuclear industry. Government mandated requirements establish consistent and long term contracts for the production output of ATOLL in the RF, existing foreign markets and future markets such as China and India. ATOLL currently has booked advance sales through the year 2010.

NNRF believes the ATOLL acquisition offers a consistent revenue stream and opens up future market opportunities for the technical innovations, acquired and licensed technologies, and further acquisitions currently in the due diligence phase or under investigation by NNRF.

Business of Issuer

In addition to the ATOLL acquisition, NNRF has focused on procuring key strategic partnerships and alliances principally in the RF since its inception. A description of the current and prospective products and services of NNRF follow.

Products and Services; Licenses; Prospective Acquisitions; Marketing; Customers; Raw Materials and Principal Suppliers

Rosenergoatom

Nucon has a working relationship with Rosenergoatom to co-lead an international consortium (“Consortium”) of European and Russian companies to provide equipment, technologies and services to Rosenergoatom. This working relationship is anticipated to be evidenced by a definitive agreement in the second half of 2007 upon further advancements of the recently formed Russian state entity, Atomprom, which controls all energy generating nuclear facilities in Russia.

In January 2007, the upper house of Russia’s parliament, the Federation Council, has approved the Act (“Act”) to reform civil assets of Russian Federal Atomic Energy Agency (Rosenergoatom). According to the Act, a united holding, Atomprom, will emerge in Russia. Its authorized capital will be established by the stocks contributed by joint-stock companies set up on the assets of government enterprises of the nuclear energy complex. Atomprom will be a complete-cycle corporation with activities ranging from uranium production to production of electric energy and construction of new power plants provided, however, they are not of defense designation. Atomprom’s creation is part of the reform of Russia’s nuclear industry which is anticipated to consolidate all civil assets of the nuclear industry into the holding company, Atomprom, in an effort to increase the use of nuclear energy, as a percentage of all energy utilized in Russia, up to 25%. Atomprom is anticipated to incorporate such industry’s giants as TVEL, Tekhsnabexport, Energoprom, and other companies.

It is anticipated that upon entering into a definitive agreement with Rosenergoatom in the second half of 2007, Rosenergoatom will provide monthly income to NNRF in 2007 as NNRF anticipates placing a significant number of its owned and licensed products, services and technologies in Rosenergoatom facilities.

Rosenergoatom is the operating utility of all nuclear power plants in the RF and is responsible for insuring nuclear and radiation safety in all phases of nuclear power plant operations in compliance with RF legislation as well as providing scientific and technical support. Rosenergoatom operates all ten (10) state-owned RF nuclear power plants consisting of 31 reactor units representing a total of 23,242-MW of installed electrical capacity. The foregoing represents approximately 18% of the RF power grid.

Increasing demands on technical safety regulations and radiation protection standards at the Russian nuclear energy facilities has caused ever increasing demands on equipment, plants and technologies for the construction, modernization and operation of the facilities of Rosenergoatom (See www.nti.org/db/nisprofs/russia/govt/rosenerg.htm).

The companies in the Consortium will enjoy a “most favored nations” status with Rosenergoatom and each company therein will provide new technologies, technical and system support, and equipment which have been utilized in modern construction and industry projects for the purpose of continuous improvement of quality and safety. Several of the companies represented in the Consortium have experience working at Rosenergoatom facilities, including the Kalin Nuclear Power Station, Kursk Nuclear Power Station, Dry Storage Facility -Zelesnogorsk and Belojarsk Nuclear Power Station. Four of the companies in the Consortium have working relationships or agreements with NNRF. NNRF anticipates that it will complete contracts with the remaining companies in the Consortium in 2007.

NNRF has also commenced an acquisition program to acquire Russian companies who desire to continue and improve their sales to Rosenergoatom, or desire to become a member of the Consortium, including the execution of a letter of intent relating to the acquisitions of 25.5% of each of JSC Electroprivod and Velkont described below.

In addition to NNRF and GGS Consulting und Vetriebs GmbH, Berlin, Germany (“GGS”), a management and project development company, the Consortium presently consists of the following companies:

•	Doka GmbH, Austria, formwork technology - http://www.doka.com/

•	E+S Planbau GmbH, Germany, setting up various types of cooling towers - E + S Planbau Kühlturmbau GmbH (Niederlassung Elstra)

•	Max Frank GmbH, Germany, special articles for reinforced concrete engineering -http://www.maxfrank.de

•	Wacker AG, Germany, construction engineering - http://www.wacker-ag.ch/

•	Liebherr AG, Switzerland, construction engineering - http://www.liebherr.com/lh/en/691.asp

•	Intracamion, Germany, transportation and logistics- http://www.intracamion.de/

Atomstroyexport

Atomstroyexport (“ASE”) was established in 1998 by the Ministry of the Russian Federation for Atomic Energy in order to promote the export of Russian-made products for nuclear power projects abroad. ASE was created by a merger of "Atomenergoexport" and "Zarubezhatomenergostroy." In the 25 years prior to the merger, the two Russian companies worked with foreign countries in the construction, operation and modernization of nuclear power plants ( See www.atomstroyexport.ru/index-e.htm).

ASE possesses the experience and engineering capabilities to operate in the global market. The nuclear power plants built for its customers in the former Soviet Union (“FSU”), China, India and other countries constitute a future market for NNRF technologies and services. The latest projects of ASE include construction of two nuclear power units (2000 MW total) in China, two nuclear power units of similar capacity in India, as well as other activities in Eastern Europe. NNRF has been advised by ASE that it anticipates entering into a joint cooperation agreement for the markets of India, China and Bulgaria in 2007. There can be no assurance that NNRF and ASE will enter into a joint cooperation agreement for the Indian, Chinese and Bulgarian markets.

A consortium led by ASE has been awarded a contract for the stabilization of the existing shelter (“Shelter”) of Reactor 4 at Chernobyl which is contaminated with radioactive dust and debris. The contract was signed between SSE Chernobyl and Atomstroyexport on July 15, 2005 for US$45,000,000. The contract reference number is SIP-07-1-001-02. ASE completed this portion of the contract in the fall of 2006 and NNRF and ASE are evaluating various engineering solutions and possible proposals to SSE Chernobyl for 2007. There can be no assurance that NNRF will enter into contract(s) similar in size to the US$45,000,000 contract between SSE Chernobyl and Atomstroyexport.

In order to proceed with the necessary work inside the Shelter, ASE and NNRF entered into a cooperation agreement on November 22, 2005 which provides that NNRF will be the project partner and supplier to ASE for the purpose of providing material(s), technologies and services that can reliably suppress and encapsulate radioactive dust in the Chernobyl Shelter Implementation Plan (“SIP”). The SIP was conceived in 1992 and funded by the G-7 donor countries through the EBRD in Ukraine. The principal aim of the SIP, collaboration between the EU, the U.S. and Ukraine, is to convert Chernobyl’s Reactor 4, which was totally destroyed by the 1986 nuclear accident, into an environmentally-safe site. The project has an estimated completion cost of US$1.091 billion and will be completed by 2009-2011 (http://new.chnpp.gov.ua/eng/articles.php?lng=en&pg=47). The materials to be provided by NNRF will address the immediate safety issues as well as long term safe maintenance of the Shelter and the future possibility of removing radioactive debris and safely transporting and disposing of it.

NNRF intends to apply a technology known as NuCap™ at Chernobyl. NNRF has licensed NuCap™ from Global Matrechs. NuCap™ is a highly radiation resistant silicon geo-polymer material for encapsulation of radioactive wastes. NuCap™ is highly resistant to radiation and corrosion and has been engineered to resolve the tasks of the nuclear waste industry that cannot be solved reliably and economically by currently available technologies in encapsulation of nuclear and hazardous wastes. NuCap™ applications range from on-site stabilization, design and development, containment and encapsulation, to transportation and final storage and disposal. NuCap™ can also assist in resolving the special challenges faced by operating reactors in nuclear power plants and research facilities.

NuCap™ has been tested at Chernobyl (where there is an estimated 45 tons of radioactive dust at Reactor 4) since 2000 and these tests have conclusively proven that NuCap™ is durable under the most extreme environmental conditions and is proven to be resistant to radioactive, environmental and corrosive conditions. NuCap™ has also been proven to provide excellent encapsulation qualities for final disposal in addition to the present task of radioactive dust suppression. Dow Corning will manufacture the NuCap™ material for NNRF through the projected contract end date of 2009-11.

NNRF recently completed procedures for the import of NuCapTM into the RF under the Foreign Economic Activity Commodity Nomenclature (FEACN), and has received a classification from the Russian Customs Ministry. In addition, on February 27, 2007, the Administration of Federal Supervision Agency for Customer Protection and Human Welfare in the RF certified NuCapTM for dust suppression and encapsulation on remedial work on energy objects.

During the certification process, NNRF prepared a full description of the NuCapTM products in Russian language specification sheets including complete information on: (i) material; (ii) equipment; (iii) instructions on use; and (iv) disposal solution after use.

NNRF has assembled a working group assigned to the marketing of NuCapTM. This group has identified multiple uses and applications for NuCapTM in conjunction with decommissioning, shielding and disposal issues with various Russian agencies and has been conducting meetings with various users during the import and certification processes. To this end, NNRF has signed an agreement with the Department of Nuclear Sites Decommissioning of the Federal Agency of Nuclear Energy of the Russian Federation to supply nuclear safety technologies, products and equipment for Russian and G-7 and G-8 funded nuclear waste decontamination projects, including Andreyeva Bay, Sayda Bay and the ship LEPSE in Murmansk Harbor, Greminhka Bay.

The decontamination of Andreyeva Bay, Building No. 5, a highly contaminated former radioactive waste storage site undergoing decommissioning, is a high priority for the government. Andreyeva Bay contains extremely high levels of radioactive dust that prevent further disposal of more than 150,000 tons of radioactive construction materials, 1.5 million tons of associated metals, and thousands of tons of solid and liquid radioactive waste. Much of this material comes from spent nuclear fuel assemblies of decommissioned Soviet-era nuclear powered submarines. (See www.nti.org/e_research/e3_43a.html ).

In decontaminating Building No. 5, NuCapTM will be used for the containment of radioactive dust, radioactive sludge, broken fuel assembly elements and highly radioactive fuel pieces, and for general containment of radioactive floors and walls. This containment, once complete, will increase the safety for construction personnel to enter a contaminated building to perform decontamination projects.

NNRF is in discussions with the following organizations regarding the use of NuCapTM on various projects:

•	The Federal Agency of Nuclear Energy of Russia
•	The Dismantling Department of the Federal Agency of Nuclear Energy
•	The State Concern -- Rosenergoatom
•	The Mining and Chemical Combine ("MCC") of Zheleznogorsk -- nuclear waste disposal and remediation
•	The Ministry of Science and Technology of the Federal Republic of Germany
•	Lithuanian Energy Institute
•	European Bank of Reconstruction and Development
•	The Annual Conference of Nuclear Technologies (Germany)

TPA, LTD.

TPA, Ltd. is located in St. Petersburg and is the official marketing agent for three manufacturing facilities which manufacture products for the nuclear industry. These three companies include: (i) Muromsky zavod truboprovodnoi armatury (“PTPA”); (ii) Kurgansky zavod truboprovodnoi  armatury (“IKAR”); and (iii) NPO (“SATURN”). As discussed above, in July 2007, TPA became a division of Atomenergomash.

The PTPA, IKAR and SATURN factories produce primary products for the nuclear, oil, gas and water industry in the RF, including valves, tubes and pumps. One of the substantial customers of the three factories is Rosenergoatom. The products manufactured by PTPA, IKAR and SATURN are sold exclusively through their marketing company, TPA, Ltd.

TPA, Ltd. is also the exclusive dealer of UKRROSMETALL, located in Sumy, Ukraine. UKRROSMETALL consists of 10 manufacturing facilities, including Poltava Turbine Works. Collectively, the ten manufacturing facilities produce turbines, both for steam and gas, and ball valves.

NNRF will support the marketing activities for each of the 13 manufacturing facilities in the framework of the Consortium with Rosenergoatom. To this end, on December 12, 2005 NNRF and TPA, Ltd. entered into a representation agreement which provides that NNRF will receive a minimum monthly fee, plus 2.5% of the gross sales revenues of TPA which are initiated by NNRF. The first commission revenues from TPA will be received following completion of the registration of 000 Nucon-RUS, which registration was recently completed with the RF.

Feecom & Biecom

In July 2006, NNRF entered into an agreement with Dr. Hans Jürgen Engelmann, to acquire a technology which produces two composite radiation shielding materials known as FEECOM and BIECOM.

The new composite shielding material used in FEECOM and BIECOM is a polymer with an additive and a metal blocker which NNRF believes provide new dimensions in radiation safety. A distinctive feature of this new material is that it is possible to modify its protection and construction properties in a variety of different ways according to the demands of each application. Another advantage of the new material is that it is more flexible than traditional shielding materials. The shielding material also surpasses steel in withstanding corrosion attacks and can be modified with the same structural integrity as steel to be used as a construction material. The shielding materials are not toxic and can be manufactured in an environmentally friendly manner and have excellent thermal stability.

The moldable nature of the new shielding material will provide a significant number of applications for many general shielding devices such as: syringe shields, glove boxes, electron accelerators, radon generators, use in isotope production, or for temporary and permanent shielding applications for which NNRF is presently working in cooperation with Russian State enterprises for domestic and foreign projects. Variations in mould configurations for the product include bricks and plates, containers and plaster on fixed walls.

On March 1, 2007, NNRF retained Fachhochschule Hannover to undertake the following independent tests on FEECOM and BIECOM: tensile tests; pressure tests; notchedbar impact-binding-tests; 240 hour salt spray tests as corrosion tests; determination of flash point; determination of combustibility; resistance to leaching in weak acid, in weak alkalis, and in normal tap water; sorption ability; and gas diffusion hydrogen. The purpose of the foregoing tests is further independent determination of the efficacy and multi-uses of FEECOM and BIECOM.

NNRF is establishing sales and marketing office in Lower Saxony (Germany). On May 1, 2007, NNRF retained Klaus Rose to serve as the sales and marketing manager of the Company’s shielding, decommissioning and recycling technology portfolio (i.e., FEECOM / BIECOM) to nuclear facilities and multi-national nuclear service companies. Mr. Rose has extensive experience in the nuclear shielding materials field. Mr. Rose’s consulting firm, RCE Rose Consulting & Engineering (“RCE”), has provided various on-site radiological shielding solutions, including dosimetry services, as well as nuclear power plant safety training programs to nuclear utility companies in the European Union. These companies include British Nuclear Fuel Corporation, Risley, U.K., Siemens KWU, Erlangen, ENSA, Santander, Spain and others. Prior to founding RCE, Mr. Rose held advanced positions at several European companies manufacturing products for use in nuclear power plants. Mr. Rose was engaged as a project engineer, a radiation protection officer, and marketing and sales manager. These companies included NOELL GmbH, NUKEM Group and VOEST ALPINE mce.

Dr. Engelmann, who serves as our Project Manager for Shielding Materials and Technology, will provide technical assistance to Mr. Rose. The goal for this marketing office in Western Europe is the development of new modifications of the shielding material - with a particular focus on applications targeted for German governmental funding from the State of Lower Saxony to further research and development and manufacturing to be established there. All future know-how, subsequent applications and other intellectual property will be exclusively owned by Nucon.

ASPECT

In April 2007, Nucon entered into an agreement with ASPECT, a Russian research, production and marketing center that develops, introduces and transfers innovative high-tech technologies and projects. ASPECT is the official managing company in the development of international and Russian environmental projects for the Federal Ministry of Nuclear Energy of the Russian Federation and Rosenergoatom, the operator of all Russian nuclear reactors, and includes the participation of all the companies of the nuclear industry within the RF. ASPECT has decades of experience as a contractor in improving systems for the handling of radioactive waste and their recycling at sites of the Federal Ministry of Nuclear Energy.

The agreement between ASPECT and NNRF is to engage in joint efforts in the implementation of complex technologies and equipment on the basis of a gradient-porous metal-ceramic membrane known as Trumem™. Trumem™, which was co-developed by NNRF’s Chief Executive Officer, Dr. Valery Lebedev, is a high-output, long-lasting, inexpensive and compact purification unit for all types of liquid wastes, including radioactive wastes. These technologies should provide the basis for a technological breakthrough in solving the current problems of radioactive liquid wastes. Presently, these problems are fundamentally unsolved at nuclear sites worldwide. This technology has been successfully developed, produced and operated within closed Russian nuclear facilities. The agreement provides the basis to introduce these technologies for the first time to the global nuclear marketplace.

The characteristic features of the membrane Trumem™ include the following: high mechanical strength, elasticity, lightweight, proven production capabilities, resistance to abrasive wear and high resistance to aggressive media. Applications of Trumem™ include the global nuclear power plant market, processing of liquid radioactive wastes, cleaning of water basins with spent nuclear fuel, filtration of toxic liquids, cleaning of industrial wastes, conditioning of water, and application in the field of oil and gas chemistry.

NNRF will be responsible for establishing global strategic alliances to introduce the technology in the markets of the United States, Canada, Argentina, Brazil, China, Republic of Korea, Japan, Taiwan, Belgium, Finland, France, Germany, Spain, Sweden, Czech Republic, Slovakia, Slovenia, Bulgaria, Romania and Switzerland. Both NNRF and ASPECT will concentrate their joint resources to improve the efficacy of the pilot production of the membrane Trumem™.

Environmental Potentials

NNRF has entered into a Territorial Sub-Distribution Agreement with a US-based company, Power Quality Holdings, Inc., to sell and distribute products manufactured by the power quality company, Environmental Potentials, Inc. (“EP”), throughout the RF.

Nucon-RUS, a limited liability entity under Russian law and a wholly owned subsidiary of NNRF, is registered with the Russian customs authority. Nucon-RUS is the vehicle which allows NNRF to enter into the import-export business in the RF and to enter into international agreements, including the power quality business.

EP Waveform Correction Absorber

The EP Waveform Correction Absorber is a high quality, yet affordable, transient voltage surge suppression (“TVSS”) and high frequency noise filtering modular technology. The TVSS is developed and manufactured by EP (www.ep2000.com/index.html). The TVSS technology filters damaging power pollution being used by electrical equipment, thereby lowering operating costs and downtime and increasing productivity. The Russian power grid is particularly sensitive to these disturbances due to its lack of modernization and maintenance, and NNRF believes that the TVSS technology will provide the answer to a long-term problem experienced by commercial operators in the Russian Federation.

EP Technology

Poor power quality involves pollution on electrical lines resulting from high frequency induced electrical noise, switching transients, and nonlinear and unbalanced load reflections. Power surges, both voltage and current, are occurring continually in today’s power systems. Power surges may occur naturally, such as from lighting and static electricity, or are manmade, such as inductive surges from motors, transformers, solenoids, etc. This poor power quality can wreak havoc on electrical systems - reducing operating efficiency and creating excess heat that displaces normal power distribution and output. This in turn causes electrical systems and equipment to deteriorate and to malfunction. It is critical in microprocessor based manufacturing industries.

EP has developed a proprietary low pass filter technology that allows it to filter and absorb the power anomaly within the unit itself without sending any anomalies to ground, neutral or back on the line. To date, there is no modular TVSS available that can protect equipment from high voltage surges and spikes as well as filter out a broad range of high frequency noise except the EP-2000 series products.

Next Steps

NNRF has concluded beta-test installations of the EP technology in multiple facilities in Russia including automated manufacturing plants, government facilities and commercial buildings during the period February to September 2006.

The first four beta trials have successfully concluded with excellent results: one trial was at one of the Russian Central Bank facilities; the second at a large Russian aviation repair and testing facility; the third at a casino in central Moscow; and the fourth at the Ministry of Construction and Architecture in the Republic of Tatarstan.

NNRF has also completed a rigorous Russian certification program for the EP products through the certification agency employed by the Russian Ministry of Defense. NNRF anticipates that the beta-trials will result in sales to various Russian government agencies. To this end, the most recent beta trials which took place in the city of Kazan, Republic of Tatarstan, led to an exclusive mandate from the Republic of Tatarstan, Ministry of Construction & Architecture, to commence sales and installation of EP equipment in newly constructed buildings within the Republic.

The EP units to be installed in Tatarstan are to be provided by NNRF and sold through its Tatarstan-based marketing and sales partner, Stroikomplektinvest (http://www.stroikomplektinvest.ru). Among the first projects covered under the mandate will be the installation of EP equipment in Solnechny, or Sun City, a new government office/employee complex in Tatarstan. NNRF recently received a purchase order from Stroikomplektinvest for sixty (60) units of EP equipment.

State Scientific-Research Institute Science and Production Enterprise (“Lutch”)

NNRF, through ATOLL, is in the final stages of concluding an agreement with Lutch, located in Podolsk, Russia, to acquire the rights to a proprietary silicon carbide based technology and the engineering plans and expertise for the construction of storage containers for the transportation and storage of spent radioactive fuel. Lutch is a closed Russian government facility under the supervision of Rosenergoatom. A contract for the manufacturing and certification of four silicon carbide containers by Lutch is scheduled. This contract contemplates 13 stages in total. The goal at the conclusion of the process will be the certification of the containers by the Ministry of Health for use in the RF. This certification will be conducted under the aegis of the International Atomic Energy Agency (“IAEA”). Such certification would also permit the containers to be used globally, including the potential export to Taiwan, South Korea, China, and Japan. NNRF intends to begin marketing to some or all of these countries at some time in the next 9 to 12 months.

Presently, there is approximately 240,000 tons of spent nuclear fuel in the world. Of the foregoing amount, 85,000 tons have been reprocessed and 155,000 tons are being stored. Most are stored under conditions that present a clear and potential danger to the environment and human beings. Spent nuclear fuel must be safely isolated for thousands of years because radio nuclides, when in water, food, soil, air or human lungs, will cause oncological diseases and death.

Copper, titanium, steel, lead and nickel/chrome/molybdenum alloys are presently used as materials for nuclear waste containers, but each have one common drawback: they are electro-conductive and thus are prone to electrochemical corrosion including local corrosion in subterranean waters (pitting, inter-crystalline, crevice, etc.). This can lead to leakage into the environment. It was for the foregoing reason that the U.S. government has placed a hold on the proposed Yucca Mountain facility in Nevada.

Silicon carbide is not subject to corrosion in subterranean waters of all known solutions. This has been confirmed through extensive testing, mathematical modeling and design-theoretical analysis. Silicon carbide also possesses unique combinations of physical-mechanical and thermal physical properties and represents the most complete known convection-diffusion barrier against radio nuclides. NNRF intends to file one or more patent applications on these silicon carbide based technologies employed in the development of the nuclear waste containers.

In 2005, there was 20,000 tons of spent nuclear fuel in Russia. Annually, 1,000 tons of spent nuclear fuel is being extracted from reactors in Russia. Of this annual amount, 150 tons are being reprocessed. Spent nuclear fuel is being built up in Russia, as it is in the U.S. and other countries employing nuclear power plants. In the next 12 to 18 months, NNRF intends to build and operate one or more manufacturing facilities to produce containers for this spent fuel. To this end, NNRF believes that the manufacturing facilities of ATOLL may be utilized for the production of these containers.

In addition to the container components of stainless steel and silicon carbide, NNRF intends to use NuCap™ as a damping material and integral component in all containers. Once the fuel is loaded and sealed through a proprietary welding process into NNRF’s containers, the containers will be transported to the Russian dry fuel storage facility at Zelesnogorsk. Dr. Lebedev, the Chief Executive Officer of NNRF, formerly served as the General Director of Zelesnogorsk from 1999-2001. NNRF intends to sell all of its annual output of containers to the Federal Ministry of Atomic Energy and the Federal Ministry of Defense. Dr. Lebedev formerly served as the Vice Minister of Ministry of Atomic Energy and during his tenure he also served as the Secretary of State of MINATOM and was the representative and advisor of MINATOM to both the Duma and the President of the Russian Federation.

In addition to the proposed transaction with Lutch, NNRF is also reviewing other advanced radiation containment technologies.

Fire Resistant Cable - Fireproof Swelling Cable Cover

Fire resistant cable and fireproof swelling cable cover technology is for use in nuclear and fossil fuel power plants and other high-impact utility industry applications. When exposed to fire and/or extreme heat, the cable expands and blocks off all connections through the chases where the cables go from room to room. The technology allows the electrical cable to withstand temperatures up to 1100C for 45 minutes and prevents the spread of fire which is critical in all power generation facilities. The fireproof swelling cable cover is non-toxic with high adhesive properties and has been approved for use by the fire authorities in Russia and is fully licensed. The proven technology has immediate applications in the nuclear power plants of Rosenergoatom and Atomstroyexport and other facilities in the RF.

NNRF has concluded negotiations to acquire this technology and a definitive agreement will be forthcoming in the second half of 2007. In sum, NNRF will purchase the intellectual property from Seversk (formerly known as Tomsk-7), Ministry of the Russian Federation for Atomic Energy, Russian Research Institute of Organic Materials, Bochvar Institute. It is NNRF’s belief that it will complete the acquisition during the second half of 2007 and commence sales thereafter.

NNRF believes its marketing office being established in Lower Saxony, Germany will be sufficient to handle sales of this technology to nuclear and non-nuclear operating power plants in Western and Central Europe.

NNRF believes that this technology can be marketed to utility plants globally, and there is presently no known non-organic competition. NNRF has enlisted a production partner: Novosibirskenenergo Holding (www.nske.ru/eng) for manufacturing of the product lines.  Production is presently anticipated to commence in the third quarter of 2007 and NNRF believes it will be able to commence deliveries thereafter.

Tri-Ion - Wasser Technik

On December 12, 2005, NNRF entered into an agreement with the German company, Tri-Ion -Wasser Technik (“Tri-Ion”) to represent it in the RF. NNRF will organize the placement of Tri-Ion’s technologies and engineering services within the Russian and Ukrainian Vodokanals, including the EWP.

Tri-Ion specializes in cleaning water which contains heavy metal and other isotopes. It is licensed and permitted to work in the food industry. The Russian industrial partner for hardware and pumps is Hydromshservice.

NNRF will receive approximately 15% of the revenues in consideration for these services. Tri-Ion is currently working providing water cleaning services in Europe and South America.

Potential Acquisition of JSC Electroprivod and Velkont

NNRF has executed a letter of intent to acquire 25.5% of JSC Electroprivod and 25.5% of Velkont for the collective sum of $3,500,000 to $8,500,000. The final acquisition price for the two investments will be determined upon the completion of a thorough due diligence investigation and will include the purchase of new equipment for Velkont. Each of the acquisitions will be made together with management of ATOLL, who will purchase an equal share of JSC Electroprivod and Velkont and collectively the parties will own 51% of each entity upon the closing.

Subject to satisfactory completion of its ongoing due diligence investigations of the two entities, and procurement of sufficient capital to finance the two acquisitions, for which no assurance can be given, NNRF anticipates that it, along with management of ATOLL, will jointly execute a definitive agreement with JSC Electroprivod and Velkont in the third quarter of 2007. NNRF has retained a Moscow based FSB security cleared auditing firm, 2K Audit (www.2kaudit.ru/en), to conduct a thorough due diligence investigation of JSC Electroprivod and Velkont as well as audit the financial statements of each entity under U.S. GAAP.

Velkont is located in the city of Kirov-Chepetsk, and JSC Electroprivod is located in the city of Kirov. NNRF intends to purchase only the nuclear power plant equipment production and ecological services divisions of JSC Electroprivod. Upon completion of the acquisition, NNRF intends to transfer the foregoing divisions to the Velkont facility and believes that this will result in higher levels of efficiency and may result in substantial cost savings.

Velkont is fully licensed by the Federal Ministry of Atomic Energy of the Russian Federation (“Minatom”) for the production of nuclear power plant equipment and holds other licenses for the production of equipment and microelectronics for the aeronautical and automotive industries. Presently, Velkont has approximately 550,000 square feet of production facilities and employs 1,400 skilled workers.

JSC Electroprivod is a scientific and technical complex and a leading designer of micro-electronic equipment in the Russia Federation and is licensed by the Federal Ministry of Nuclear Energy of the Russian Federation and other federal Ministries. Over the last 50 years, JSC Electroprivod has designed and developed over 1,500 products used in the Russian and the CIS aeronautical and automotive industries. More than 200 of these items are currently being manufactured at factories in the cities of Kirov, Kirovo-Chepetsk, Kizlyar, Kursk, Saratov and Tyumen.

COMPETITION

Nuclear Industry

Based on its inclusion in the Consortium with Rosenergoatom, NNRF’s licensed and acquired technologies with applications in the nuclear industry may not be subject to competitive bidding in the traditional sense. However, outside of the RF, NNRF will be subject to significantly greater competition from other companies, many of which will have far greater intellectual, financial, marketing and other resources than NNRF.

Power Quality Industry

Many of the TVSS competitors in the market their products globally, including in Russia. These companies are both small and large and are separated into three different tiers:

1st Tier (larger more established in surge suppression businesses)

•	Dehn + Sohne: German Top 4 leader in hard-wired surge protection in Europe
•	Phoenix Contact: German Top 4 leader in hard-wired surge protection in Europe
•	OBO Betterman: German Top 4 leader in hard-wired surge protection in Europe
•	Belkin: produces mostly plug in surge protection for pc’s and other appliances
•	YUEH-IN CO., LTD
•	Tripp Lite Russia
•	ABB

2nd Tier (medium size companies not as well recognized globally as above companies)

•	ZIS Company: local Moscow-based Russian company
•	MTL Surge Technologies: UK company
•	V.S. Products Ltd: Canadian Co.

3rd Tier (smaller or more localized companies with less market share for surge suppression)

•	MIDA Industrial Group (local Moscow-based Russian co.)
•	Hakel at www.hakel.com

GOVERNMENT APPROVAL AND GOVERNMENT REGULATIONS

Nucon has received all necessary regulatory and other approvals necessary to offer its various licensed and acquired technologies. The Company is required to comply with the following environmental regulations: Federal Nuclear and Radiation Safety Authority of the Russian Federation with respect to the Russian Federation, and the EURATOM Treaty with respect to all European Union member countries, and U.S. Nuclear Regulatory Commission Regulations Title 10, Code of Federal Regulations with respect to U.S. matters, as applicable. At the present time no further governmental approvals are required for the operation of our business. From time to time we do expect that we will have to obtain custom and other clearances to offer certain of our products and services in countries that we have not previously operated in. We do believe, however, that in each future instance we will be successful in obtaining all necessary permits, approvals, consents and clearances.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

The costs and effects of compliance with environmental laws are not anticipated to prevent the Company from achieving its business objectives nor have a materially adverse effect on its results of operations.

EMPLOYEES

We employ five (5) full-time employees in our Moscow, Russia office, two (2) employees in Germany, and two (2) employees in North America. In addition, the Company utilizes a total of seven (7) consultants. The consultants provide public relation services, merger and acquisition advisory services, business development services, legal services, corporate and media awareness services, investment banking services, and sales and marketing, services.

REPORTS TO SECURITY HOLDERS

You can inspect the registration statement, the exhibits and the schedules thereto filed with the Commission, without charge, at the Securities and Exchange Commission’s Public Reference. You can also obtain copies of these materials from the public reference section of the Commission located at 100 F Street, NE, Room 1580, Washington, DC 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at www.sec.gov. For additional information please visit www.nnrf.com.

ITEM 2	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION OVERVIEW.

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein.  The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

Until the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, the Company cannot avail itself of the safe harbor protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934 with respect to any forward-looking statements contained herein.

Plan of Operation

NNRF is a technical solutions company focused on high-end environmental markets in the FSU, Eastern Europe and Asia. NNRF has offices in Moscow, Russia, and Berlin, Germany. Our mission is to provide cutting edge solutions for the management of nuclear waste and power quality challenges facing the Russian, European and Asian markets. We have licensed or acquired technologies in the high-end environmental impact areas of nuclear facility construction, safety and remediation, wastewater treatment, and power quality, and intend to market and either distribute to resellers or sell the products and services related to the foregoing technologies.

Our current clients and partners include Rosenergoatom, the operating utility of Russia’s nuclear facilities; Atomstroyexport, established by the Russian government to promote the export of Russian construction, operation and modernization of nuclear power plants abroad; and Stroikomplektinvest, a construction supply distributor acting as NNRF’s marketing partner for power quality equipment in the Republic of Tatarstan.

We recently completed the purchase of 50% of ATOLL, a manufacturer of spare parts for the entire nuclear cycle, including spare parts and mechanisms for nuclear power plants, and handling equipment for nuclear waste containers designed for long term storage of radioactive wastes and spent fuel. We anticipate that our 50% ownership in ATOLL will result in us booking significant revenues and profits in fiscal year 2007 based on the existing on-hand orders of ATOLL. We are also in the due diligence phase of our proposed acquisitions of 25.5% of JSC Electroprivod and 25.5% of Velkont, and are currently considering other potential acquisitions in the RF.

Historically, all of our revenues have been derived from the business of Abucco. It is our intention to divest ourselves of Abucco as soon as practicable in fiscal 2007 given that its revenues have declined precipitously and its operations are incongruent with the initiatives of NNRF.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this statement. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties.

Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this statement.

Results of Operations for the Fiscal Years ended December 31, 2005 and 2004

The historical results of operations for Stafford Energy, Inc., a Nevada corporation, and Abucco Technologies, Inc., a Canadian corporation, are as follows:

Revenues. For the fiscal year ended December 31, 2005, revenues were $93,216 as compared to $13,732 for the fiscal year ended December 31, 2004. Cost of sales totaled $51,751 for fiscal year 2005 as compared to $16,212 for fiscal year 2004. Gross profit was $41,465 for fiscal year 2005 as compared to a gross loss of $2,480 for fiscal 2004.

Operating Expenses. For fiscal year 2005, selling and marketing expenses were $3,530 as compared to 427 in fiscal year 2004. Research and development and general and administrative expenses were $37,390 and $50,469, respectively, in fiscal year 2005 as compared to $126,421 and $396,468, respectively, in fiscal year 2004.

Net Loss. For fiscal year 2005, the net loss was $49,760, or $0.28 per share, as compared to $529,260, or $4.69 per share, for fiscal year 2004.

Results of Operations for the Year Ended December 31, 2006 and the Period From Inception (August 25) to December 31, 2005.

Revenues. For the fiscal year ended December 31, 2006, revenues were $5,343 as compared to zero during the period August 25, 2005 (“Inception”) through December 31, 2005. Cost of sales was $1,615 during the year ended December 31, 2006, and gross profit was $3,728 during the period. There was no cost of sales or gross profit during the period from Inception through December 31, 2005.

Operating Expenses. During the fiscal year ended December 31, 2006, general and administrative expenses totaled $7,153,429 as compared to $254,018 from Inception through December 31, 2005. The general and administrative expenses during 2006 principally related to non-cash items consisting of the issuance of shares of common stock as payment for services. Foreign currency exchange loss was $5,558 during the fiscal year ended December 31, 2006 and $287 during the fiscal year ended December 31, 2005.

Interest Expense. Interest expense was $5,072,484 during the fiscal year ended December 31, 2006 and zero during 2005.

Net Loss. For the fiscal year ended December 31, 2006, net loss was $12,227,743 as compared to $254,305 for the period from Inception through December 31, 2005.

Results of Operations for the Three Months Ended March 31, 2007 and March 31, 2006

Revenues. For the three months ended March 31, 2007 and 2006, the Company did not realize revenues. Accordingly, there were no cost of sales during such periods.

Operating Expenses. For the three months ended March 31, 2007, general and administrative expenses totaled $4,018,505, as compared to $188,196 for the three months ended March 31, 2006. The general and administrative expenses for the three months ended March 31, 2007 principally related to non-cash items consisting of $3,492,566 of stock based compensation. Foreign currency exchange loss was zero for the three months ended March 31, 2007, as compared to $96 for the three months ended March 31, 2006.

Interest Expense. Interest expense was $389,384 for the three months ended March 31, 2007, as compared to zero for the three months ended March 31, 2006.

Net Loss. Net loss for the three months ended March 31, 2007 was $4,407,889, as compared to $188,292 for the three months ended March 31, 2006.

The foregoing revenues, operating expenses and net losses are not indicative of what future operating results are anticipated to be. Management for the Company believes that revenues should increase measurably and outpace operating expenses, thereby resulting in net income for fiscal year 2007.

Liquidity and Capital Resources.

At March 31, 2007, our principal source of liquidity consisted of $552,424 of cash, as compared to $130,249 of cash at December 31, 2006. As of March 31, 2007, we had working capital of $505,535, as compared to a working capital deficit of $363,880 at December 31, 2006. In addition, our stockholders’ equity was $3,496,380 at March 31, 2007, as compared to $335,810 at December 31, 2006.

Our operations used net cash of $955,934 during the three months ended March 31, 2007, as compared to $99,271 during the three months ended March 31, 2006. Our operations used net cash of $893,863 during the fiscal year ended December 31, 2006, as compared to $113,895 of net cash during the period from Inception to December 31, 2005.

Investing activities for the three months ended March 31, 2007 used net cash of $1,000,000, as compared to $1,140 in the three months ended March 31, 2006. The $1,000,000 used in the three months ended March 31, 2007 related to the cash payment made on the purchase of an additional 36.75% of ATOLL. Investing activities for the fiscal year ended December 31, 2006 used net cash of $1,161,591, as compared to $11,813 of net cash used in investing activities during the period from Inception through December 31, 2005. The majority of the cash used in the fiscal year ended December 31, 2006 related to the purchase of 13.25% of ATOLL for $1,126,250.

Financing activities provided $2,378,108 during the three months ended March 31, 2007, as compared to $86,192 during the three months ended March 31, 2006. The majority of the financing provided during the three months ended March 31, 2007 related to our private placement of 8% convertible promissory notes. Financing activities provided $2,162,060 during the fiscal year ended December 31, 2006 as compared to $152,601 of net cash provided by financing activities during the period from Inception through December 31, 2005. The significant increase related to the receipt by the Company during the fiscal year ended December 31, 2006 of $196,562 of proceeds from shareholder advances, $1,654,630 of proceeds from convertible debt, and $310,868 from the issuance of common stock.

We will require additional capital in the future to possibly expand the manufacturing facilities of ATOLL, to make acquisitions, and for general working capital. We anticipate that we will require a minimum of $3,500,000 to fund prospective acquisitions. While we hope to achieve some, or all, of the foregoing through cash flow, there can be no assurance that we will be successful in doing so. To the extent we are not, we will seek additional capital to achieve our long-term business objectives from prior, and possibly other, funding sources. There can be no assurance that such financing will be available, or if available, on acceptable terms. If a future financing is procured in the form of equity, the shareholdings of the current stockholders of the Company will be diluted.

Going Concern Qualification

The Company's independent auditors have included an explanatory paragraph in their report on the December 31, 2006 financial statements discussing issues which raise substantial doubt about the Company's ability to continue as a "going concern."  The going concern qualification is attributable to the Company's historical operating losses, the Company's lack of cash reserves and capital, and the amount of capital which the Company projects it needs to achieve profitable operations.

RISK FACTORS

The Company is subject to a high degree of risk. The following risks, if any one or more occurs, could materially harm the business, financial condition or future results of operations of the Company. If that occurs, the trading price of the Company’s common stock could decline.

The Company has a limited operating history and has experienced operating losses since its inception.

From inception through March 31, 2007, the Company has incurred a net loss of $16,889,937 and has not generated revenues. As a development stage entity, the Company may continue to incur losses until it is able to generate sufficient revenues and cash flows from its various business initiatives outlined herein. If the Company is unable to generate sufficient revenues and cash flows to meet its costs of operations, it could be forced to curtail or cease its business operations.

The Company’s auditors have included a going concern risk in their opinion..

The opinion of the Company’s auditors includes a going concern risk due to the Company being a development stage enterprise that has had nominal sales, has experienced losses from operations and has had negative cash flows from operating activities since inception for the year ended December 31, 2006, and the three months ended March 31, 2007. Accordingly, in the opinion of the Company’s auditors, the foregoing conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s capitalization is limited and will require additional funds.

A limiting factor on the growth of the Company, including its ability to penetrate new markets, make acquisitions, attract new customers, and deliver products and services in the areas of nuclear facility construction, safety and remediation, wastewater treatment, and power quality, is the limited capitalization of the Company compared to other companies in the industry. The Company believes that currently available capital resources will be sufficient to fund the Company for several months; provided, however, the Company will require additional funding in the future to achieve all of its proposed objectives and to repay the Company’s outstanding convertible promissory notes to the extent not otherwise converted into shares of common stock. Any delay in meeting the Company’s anticipated funding requirements will affect its ability to fully implement its business plan, and in the event the Company is unsuccessful in procuring the requisite additional equity or debt financing, the Company’s business, operating results and financial condition will be materially adversely affected.

A change in the current political landscape or general economic conditions in the Russian Federation could have a major impact on the future success of the Company.

The existing and future strategic and contractual relationships between the Company and governmental agencies in the Russian Federation are significantly dependent on the current political environment remaining status quo. Any change, elected or otherwise, in the political landscape in the Russian Federation could have a material adverse effect on the Company’s business, operating results and financial condition. In addition, the Company's business, earnings, asset values and prospects may be materially and adversely affected by developments with respect to inflation, interest rates, currency fluctuations, price and wage controls, exchange control regulations, taxation, expropriation, social instability, or other economic developments in or affecting the Russian Federation. The Company has no control over such conditions and developments, and can provide no assurance that such conditions and developments will not adversely affect the Company's future operations.

If the Company fails to establish and maintain key alliances with Russian government agencies responsible for the nuclear waste remediation and power quality industries or enter into strategic relationships or acquire companies which supply products and services to such agencies, the Company’s growth will be limited.

A key component of the Company’s business plan is (i) establishing and maintaining key alliances with Russian government agencies responsible for the construction and ongoing maintenance of the 31 nuclear reactors in the RF, waste remediation and power quality industries, (ii) entering into strategic relationships and acquiring companies, both Russian and foreign, which supply products and services to the Russian Federation government agencies responsible for the domestic and export nuclear markets, and (iii) identifying, developing and acquiring innovative, proprietary technologies which have environmental and economic applications for Russian, European and Asian markets. The Company views each of the foregoing as critically important to its near, mid and long-term strategy, however there can be no assurance that the Company will achieve and maintain some, or all, of the foregoing. In the event the Company is unsuccessful, the Company’s overall business, financial condition and results of operations may be materially adversely affected.

The Company’s future revenues are difficult to predict given that its various business initiatives are at an early stage.

It is not feasible to predict with assurance the timing or the amount of revenues that the Company will receive from its various business initiatives. Any substantial delay in the introduction of products and services could result in significant delays in revenues and the need to raise additional capital through the issuance of additional equity or debt securities sooner than the Company intends. In view of the emerging nature of certain of the technologies to be offered by the Company, there can be no assurance that the Company will capture market share and that revenues will be significant.

The Company will rely upon various third party manufacturers to produce most of its products and, accordingly, will be subject to risks inherent in outsourcing manufacturing.

Our future success will depend, in large part, on our manufacturers’ ability, including most importantly ATOLL, to meet customers’ expectations with respect to volume, quality, consistency, and performance. Additionally, our manufacturing partners will be required to manufacture new and existing products with design improvements as developed by the Company or third party partners. Further, as we will be competing in a competitive marketplace comprised of numerous multi-billion dollar entities that manufacture products in-house, we will, from time to time, be subject to potential manufacturing delays and other matters outside of our direct control. Unless we acquire a manufacturing facility for each of our products, we will be reliant upon our manufacturing partners, each of which have other clients for which they manufacture products, to produce high quality products on a what we anticipate will be a rapidly increasing production schedule.

The Company will need to sell additional shares of common stock and possibly additional debt to finance future growth, the result of which is that our stockholders’ ownership will be diluted and future earnings, if any, will be adversely impacted.

Our business strategy includes expansion through organic growth, acquiring complementary technologies and businesses, and the establishment of additional strategic alliances. To accomplish the foregoing, we will issue additional equity securities that will dilute our stockholders' stock ownership. We may also issue and assume debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company, all of which could negatively impact our results of operations.

There exists a measurable risk of environmental liability and we presently lack environmental liability insurance.

The Company's radioactive contaminant technology is subject to numerous federal and local laws and regulations relating to the storage, handling, emission, transportation and discharge of such materials, and the use of specialized technical equipment in the processing of such materials. There is always the risk that such materials might be mishandled, or that there might be equipment or technology failures, which could result in significant claims for personal injury, property damage, and clean-up or remediation. Any such claims against the Company could have a material adverse effect on the Company. The Company does not presently carry any environmental liability insurance, and may be required to obtain such insurance in the future in amounts that are not presently predictable. There can be no assurance that such insurance will provide coverage against all claims, and claims may be made against the Company (even if covered by insurance policies) for amounts substantially in excess of applicable policy limits. Any such event could have a material adverse effect on the Company.

We may be subject to product liability claims relating to ATOLL in the future, and may not have sufficient product liability insurance to cover any claims, thereby potentially exposing us to substantial liabilities.

As a 50% owner of ATOLL, the Company could become subject to product liability claims from consumers of ATOLL products. The Company intends for ATOLL to maintain adequate product liability insurance, but product liability insurance alone may not be sufficient to cover any potential product liability claim. Failure to maintain sufficient insurance coverage could have a material adverse effect on ATOLL’s business, and consequently the Company’s business, prospects and results of operations if claims are made that exceed the coverage ATOLL has in place or obtains in the future.

Currency rate fluctuations may have an adverse effect on our business and results of operations.

We expect to derive most, if not all, of our revenues from operations outside of the U.S. As a result, the majority of our revenues will typically be denominated in non-U.S. currencies, and our operating results may be affected by changes in the relative values of the applicable non-U.S. currencies and the U.S. dollar. We are not utilizing hedging instruments, nor do we anticipate doing so in the future.

We are dependent on our key personnel and will have a need for additional personnel.

The Company’s future performance will be substantially dependent on the continued services and on the performance of our senior management. In particular, Dr. Valery Lebedev, Chief Executive Officer, Alexander Stepanenko, Chief Operating Officer, Peter Goerke, Executive Vice President, and Dr. Hans-Jürgen Engelmann, Project Manager for Shielding Materials and Technology. The Company’s performance also depends on our ability to attract, retain and motivate additional key employees. The loss of the services of Messrs. Lebedev, Stepanenko, Goerke or Engelmann, or any other key personnel could have a material adverse effect on our business, prospects, financial condition and results of operations. We do not currently carry key man insurance on any of the foregoing parties. We anticipate doing so in the future with respect to certain members of management.

The acquisition of 50% of ATOLL along with the various strategic partnerships and other business initiatives are anticipated to result in an increase in the demands on our management and our operating systems and internal controls.

The Company’s anticipated future growth will likely strain existing management resources and operational, financial, human and management information systems and controls, which may not be adequate to support our operations and will require us to develop further financial and management controls, reporting systems and procedures. There can be no assurance that we will be able to develop such controls, systems or procedures effectively, or on a timely basis. Our failure to do so could have a material adverse effect on our internal controls, business, operating results and financial condition.

We have issued stock options to all of our directors, officers, key employees and certain consultants, pursuant to our 2007 Stock Option and Incentive Plan, which will have a dilutive effect on our book value.

We have implemented our 2007 Stock Option and Incentive Plan to provide a mechanism for issuance of stock options and restricted stock to our officers, directors, key employees and consultants. As of March 31, 2007, we have issued and outstanding options to purchase 5,821,667 shares of common stock. Because stock options granted under the Plan will generally only be exercised when the exercise price for such option is below the then market value of our common stock, the exercise of stock options will cause dilution to the book value per share of our common stock. The grant of restricted stock awards will have a similar dilutive effect on our book value.

Although we generally enter into confidentiality and non-compete agreements with all of our employees and consultants, if we are unable to protect our proprietary information against unauthorized use by others, our competitive position could be harmed.

Our proprietary information is critically important to our competitive position and is a significant aspect of the products we provide. If we are unable to protect our proprietary information against unauthorized use by others, our competitive position could be harmed. We generally enter into confidentiality and non-compete agreements with our employees and consultants, and control access to, and distribution of, our documentation and other proprietary information. Despite these precautions, we cannot assure you that these strategies will be adequate to prevent misappropriation of our proprietary information. Therefore, we could be required to expend significant amounts to defend our rights to proprietary information in the future if a breach were to occur. No assurance can be given that we will have the financial ability to defend and/or protect our proprietary rights.

There is a very limited market for the securities of the Company at this time.

Our common stock currently trades on the Pink Sheets and there is a very limited market. In addition, our common stock is considered a "penny stock" which subjects our shares to rules affecting their ability to be sold. Under the penny stock regulations, a broker-dealer selling penny stocks to anyone other than an established customer or “accredited investor" (generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. In addition, unless the broker-dealer or the transaction is otherwise exempt, the penny stock regulations require the broker-dealer to (i) deliver, prior to any transaction involving a penny stock, a disclosure schedule relating to the penny stock, (ii) to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities, (iii) send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

We are not yet certified as being in compliance with the internal control rules required by the Sarbanes-Oxley Act of 2002.

The primary purpose of filing his Form 10-SB is to become a fully reporting company under the Exchange Act and to have the Company’s common stock quoted on the OTCBB. Once we become a fully reporting company, Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) will apply. The Securities and Exchange Commission (“Commission”) adopted Section 404 to require public companies to include a report of management’s internal controls over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of our internal controls. We are presently not subject to these requirements, however, when we become a reporting company under the Exchange Act, we will be subject to these requirements.

While we expect to allocate significant resources to develop the necessary documentation and testing procedures required by Section 404 of SOX, there is a risk that we will not comply with all of the requirements imposed by this rule. In the event we identify significant deficiencies or material weaknesses in our internal controls, taking into account the companies we intend to acquire, that we cannot correct in a timely manner or we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our controls, investors and others may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with their audit of our financial statements, and in the further event that they are unable to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements which could also adversely affect the market price of our common stock and our ability to secure additional financing as needed.

We do not intend to pay dividends on our common stock in the foreseeable future.

Our current plan is to reinvest all future earnings, if applicable, for working capital, future acquisitions, marketing and capital expenditures. Therefore, stockholders in the Company should not expect to receive dividends on their shares of common stock.

The Company’s articles of incorporation, bylaws and state law contain provisions that preserve current management.

Provisions of state law, the Company’s articles of incorporation and by-laws may discourage, delay or prevent a change in the Company’s management team that stockholders may consider favorable. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;
•	permitting stockholder action by written consent; and
•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings

These provisions could allow the Company’s board of directors to affect the investor’s rights as a stockholder since the board of directors can make it more difficult for preferred stockholders or common stockholders to replace members of the board of directors. Because the board of directors is responsible for appointing the members of the management team, these provisions could in turn affect any attempt to replace the current or future management team.

ITEM 3.	DESCRIPTION OF PROPERTY.

We lease approximately 1,000 square feet of office space in Moscow, Russia located at 119526 Moscow, Leninskij prospekt 146, Suite 332. The monthly lease rate is $4,300 and the lease has a term of 12-months, expiring on December 31, 2007.

We lease executive office (shared) space in Berlin, Germany located at Friedrichstrasse 200, 7th Floor 10117 Berlin, Germany. The lease is month-month and has a lease rate of $3,000 per month.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table is a list of the beneficial ownership of common stock as of July 16, 2007 of (i) all persons who beneficially owned more than 5% of our outstanding common stock, (ii) all directors, (iii) all executive officers and (iv) all directors and executive officers as a group, according to record-ownership listings as of that date.

The beneficial ownership is calculated based on 44,475,005 shares of common stock outstanding as of July 16, 2007. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities and, accordingly, includes shares issuable upon exercise of options that are exercisable within 60 days of July 16, 2007.

Unless otherwise indicated, the persons identified in this table have sole voting and sole investment powers with regard to the shares beneficially owned and have the following address, c/o NNRF, Inc., 119526 Moscow, Leninskij prospekt 146, Suite 332.

SECURITY OWNERSHIP OF MANAGEMENT

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class
Common	Valery A. Lebedev, Ph.D. - CEO (4)	3,147,334	7.08%
Common	J. Holt Smith - President (2,5)	963,740	2.17%
Common	Alexander S. Stepanenko - COO (6)	3,147,333	7.08%
Common	J.P. Todd Sinclair (1) - CFO (2,7)	1,243,669	2.80%
Common	Peter Goerke - EVP & Secretary (8)	3,750,000	8.43%
Common	Lawrence C. McQuade - Chairman (3,9)	350,000	0.79%
	Officers and Directors as a Group (6 parties)	12,572,076	28.27%

(1) Each of the parties named above have sole voting and investment power

(2) The business address for Messrs. Smith and Sinclair is c/o NNRF, Inc., 1574 Gulf Rd., # 242, Point Roberts, WA 98281.

(3) The business address for Mr. McQuade is 51 East 42nd Street, 11th Floor, New York, NY 10017.

(4) Valery A. Lebedev, our Chief Executive Officer, holds 2,647,334 shares of common stock, and an option to purchase 500,000 shares of common stock, exercisable at $0.75 per share through March 1, 2017.

(5)   J. Holt Smith, our President and a Director, holds 323,740 shares of common stock, and an option to purchase 640,000 shares of common stock, exercisable at $0.75 per share through March 1, 2017.

(6) Alexander S. Stepanenko, our Chief Operating Officer, holds 2,647,333 shares of common stock, and an option to purchase 500,000 shares of common stock, exercisable at $0.75 per share through March 1, 2017.

(7)  J.P. Todd Sinclair, our Chief Financial Officer, holds 603,669 shares of common stock, and an option to purchase 640,000 shares of common stock, exercisable at $0.75 per share through March 1, 2017.

(8)  Peter Goerke, our Executive Vice President and Secretary, holds 2,583,333 shares of common stock, and an option to purchase 1,166,667 shares of common stock, exercisable at $0.75 per share through March 1, 2017.

(9)  Lawrence C. McQuade, our Chairman of the Board, holds 100,000 shares of common stock, and an option to purchase 250,000 shares of common stock, exercisable at $0.75 per share through March 1, 2017.

CHANGES IN CONTROL

There are no arrangements which may result in a change in control.

ITEM 5	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company's directors and executive officers are as follows:

Name	Age	Title
Prof. Valery A. Lebedev, Ph.D.	65	Chief Executive Officer
Lawrence C. McQuade, JD	79	Chairman of the Board
J. Holt Smith, Esq.	65	President and Director
Alexander S. Stepanenko	45	Chief Operating Officer
J.P. Todd Sinclair	56	Chief Financial Officer
Peter Goerke	45	Executive Vice President and Secretary
Dr. Hans-Jürgen Engelmann	71	Director of Project and Sales Division - Shielding & Encapsulation EU

Professor Valery A. Lebedev, PhD, is the Chief Executive Officer of NNRF. Prof. Lebedev is the former General Director of the Mining Chemical Combine at Zhelesnogorsk where NNRF plans on conducting a portion of its nuclear waste remediation business. After receiving his PhD from the Moscow Institute of Energetics, Prof. Lebedev rapidly advanced at the Mining Chemical Combine from Engineer to General Director of the facility. During this time, Prof. Lebedev was appointed as the Deputy Minister of the Ministry of Atomic Energy (1999-2002). Through his scientific and management skills and persistence, Prof. Lebedev has gained the trust and confidence of his colleagues in the international nuclear industry which provides NNRF with an essential advantage in its marketing activities. Prof. Lebedev enjoys the highest status of science in the Russian Federation as an Academician of the Russian Federation Academy of Science.

Lawrence C. McQuade serves as the Chairman of the Board of NNRF for a term concluding at the Company’s 2008 annual stockholders meeting. Mr. McQuade is a founder and partner of River Capital International, a financial services company which focuses on Russia and Eastern Europe, and manages the Volga Fund - an open ended limited partnership investing in Russian securities. Mr. McQuade also serves as the Chairman of Qualitas International and worked with Price Waterhouse as co-advisor to the Russian Federal Securities Commission in establishing the Russian mutual fund industry. Mr. McQuade was previously the Vice Chairman of Prudential-Bache Mutual Fund Management, the Executive Vice President and Director of W.R. Grace & Co and the President and CEO of Procon Incorporated. Mr. McQuade has held many public positions in the U.S. government including Assistant Secretary of the U.S. Department of Commerce and Assistant Secretary of the U.S. Department of Defense. Lastly, Mr. McQuade has also served as director, chairman or trustee on over 20 prestigious councils and commissions throughout his career, including the U.S. Council on Foreign Relations, the President’s Commission on White House Fellows and the Foreign Policy Institute. Mr. McQuade graduated from Yale with a B.A. in Economics, Oxford with a B.A. in Jurisprudence (Rhodes Scholar) and Harvard Law School with a LLB.

J. Holt Smith serves as President and a Director of NNRF. Mr. Smith’s term as a director concludes at the Company’s 2008 annual stockholders meeting. Mr. Smith commenced his career in 1967 when he joined the Fort Worth, Texas law firm of McDonald, Sanders, Ginsburg, Phillips, Maddox and Newkirk, becoming a partner in 4 years. In 1979, he joined The United States Trust Company of New York opening their Beverly Hills, California office. In 1980, he became a member of the Los Angeles law firm of Bushkin, Gaims, Gaines and Jonas serving as head of the Securities Department. From 1988 to present he practiced law with his own firm, Smith & Associates during which time he also joined the politically active firm of Kelley, Lytton & Vann in Los Angeles. Mr. Smith brings a wealth of experience in business and securities law that will be instrumental in guiding NNRF through its stages of growth. Mr. Smith is a graduate of Vanderbilt University with a Bachelor of Arts degree in English and Philosophy and a Juris Doctorate degree in Law in 1966.

Alexander S. Stepanenko serves as Chief Operating Officer of NNRF overseeing all marketing and operations at NNRF. Mr. Stepanenko was educated and employed as a lawyer in Russia between 1987 and 1996. In addition, he served for over 10 years as Managing Director for several Russian companies including an auto trade group, a construction services company, and a German-based shipping and forwarding company. As a result of his professional experience over the last 20 years, Mr. Stepanenko has significant expertise in marketing, negotiations, import/export operations and legal issues.

J.P. Todd Sinclair serves as Chief Financial Officer of NNRF. Mr. Sinclair commenced his career as an auditor with Price Waterhouse and served in various capacities for a period of eight years. From 1985 to 1992, Mr. Sinclair served as Chief Financial Officer and Secretary of XCAN Grain Ltd., at that time Canada’s largest privately owned grain exporter with annual sales and shipment of grains in excess of $500 million dollars. Mr. Sinclair oversaw all foreign exchange activities, documentary negotiations and trade finance (over $100 million dollars of lines of credit). From 1992 to 1994, Mr. Sinclair has served as Controller/Chief Financial Officer of BSE Limited, Canada’s largest golf course contractor/builder. From 1994 to 1996, Mr. Sinclair served as Vice President Finance and Corporate Secretary of AVCAN Limited, a publicly traded company involved in early stage GPS technology. Since 1997, Mr. Sinclair served as a consultant to several public and private operating companies. Mr. Sinclair received a Bachelor of Arts (Hons) and Bachelor of Commerce (Hons) from the University of Manitoba. Mr. Sinclair received his Chartered Accountant designation from the Canadian Institute of Chartered Accountants.

Peter Goerke serves as Executive Vice President and Secretary of NNRF. Mr. Goerke was born in East Germany and was educated in Russia at the prestigious Moscow State Institute for International Relations and has been conducting business in Russia and the Former Soviet Union for the past 22 years. With a specialization in economics and business administration, Mr. Goerke was appointed to assist in the post-unification efforts of Germany as the representative in Siberia of the Unification Agency of the German government, the Treuhandanstalt, in 1993. Mr. Goerke has consulted for many German companies doing business in Russia and has also taught economics, business administration and economic law at the Deutsche Private Finanzakademie AG in Munich. Mr. Goerke’s talents in facilitating business between Germany, the US and Russia and his fluency in German, Russian and English have made him an integral part of the NNRF team.

Dr. Hans-Jürgen Engelmann serves as NNRF’s Project Manager for Shielding Materials and Technology. Dr. Engelmann is a recognized expert in shielding materials and since 1965 has devoted his career to this field. Dr. Engelmann has held many important government positions, the last being the Head and General Division Manager of the "Technology and Development" division of DBE (Deutsche Gesellschaft zum Bau und Betrieb fur Abfallstoffe m.b.H, Peine Germany), and as Deputy Manager of "CASSIOPEE", a government agency responsible for nuclear safety. Previously, Dr. Engelmann was employed in the waste management research division of DBE and was charged with the development and procurement of shielding containers for transport of radioactive waste and design of technical systems of storage and final disposal including planning, layout, and transaction of transport of radioactive waste. Dr. Engelmann currently has active membership in the following societies: Member of the Club of Agencies in Europe; Member of the CEG (Contact Expert Group) of the IAEA (International Atomic Energy Agency) for supporting Russia; and Member of the German Nuclear Society.

During the past five years, no director, person nominated to be a director, executive officer, promoter or control person of the Company has been involved in any of the following:

(1)	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
Being subject to any order, judgment or decree, not subsequently reversed , suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limited his involvement in any type of business, securities or banking activities; and

(4)
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board of Advisors

The Company has established a board of advisors (“Advisory Board”). Members thereof serve for a minimum term of one (1) year and receive, on an annual basis, $12,000 and an option to purchase 20,000 shares of common stock (“Options”) pursuant to the Company’s 2007 Stock Option and Incentive Plan. The Option are exercisable for a period of ten (10) years at an exercise price equal to or greater than the closing price of the Company’s common stock on the date of grant.

The initial member of the Advisory Board is Professor Valery Zubov, Ph.D. Mr. Zubov’s bio follows:

Dr. Valery Zubov serves as a top ranking Deputy of the Duma, which is the lower house of the Russian Parliament. Dr. Zubov is primarily responsible for drafting legislation pertaining to the formation of more effective financial markets in Russia and modernizing Russia’s banking system. Dr. Zubov is a member of the Russian Federal Parliament Committee on Credit Organizations and Financial Markets. In addition, Dr. Zubov is the former Governor of Russia’s Krasnoyarsk region and of the founders and deputy directors of the Krasnoyarsk region stock exchange.

ITEM 6.	EXECUTIVE COMPENSATION.

The following information is provided concerning the compensation of the named executive officers for the last two fiscal years:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All other Compensation	Total
		$	$	$	$	$	$	$	$
Valery A. Lebedev, Ph.D. -	2006	100,000		48,000				12,000	176,000
CEO	2005	24,000		16,000				4,000	28,000
J. Holt Smith -	2006	48,000		48,000					112,000
President	2005	16,000		16,000					32,000
Alexander S. Stepanenko -	2006	72,000		48,000				12,000	148,000
COO	2005	24,000		16,000				4,000	28,000
J.P. Todd Sinclair - CFO (1)	2006	32,000		384,000					416,000
Peter Goerke -	2006	72,000		48,000				12,000	148,000
EVP and Secretary	2005	24,000		16,000				12,000	36,000

(1) On June 1, 2006, Mr. Sinclair was issued 240,000 shares of restricted common stock.

ITEM 7            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the period August 25, 2005 through June 30, 2006, our President, J. Holt Smith, loaned the Company a total of $20,000 (“Loan”) for working capital. The Loan was non interest bearing. On July 1, 2006, Mr. Smith converted the Loan into 259,740 shares of common stock, or approximately $0.07 per share.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.001 par value. As of July 16, 2007, there were 44,475,005 shares of common stock issued and outstanding. Of the foregoing amount, the public float consists of approximately 4,750,000 unrestricted and freely tradable shares. The remaining approximate 39,725,005 issued and outstanding shares of common stock are restricted. Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The approval of proposals submitted to shareholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations). Shareholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of the liquidation preference on the then outstanding preferred stock, if any, and liabilities. The holders of shares of Common Stock have no preemptive, conversion or subscription rights. All shares of common stock issued upon either the conversion of the 8% convertible promissory notes or the exercise of the warrants to purchase common stock issued in connection therewith, shall be, when issued, fully paid and non-assessable.

Preferred Stock

The Company has designated two classes of preferred stock; Class A and Class B Preferred Stock. Each class has 5,000,000 shares authorized and is convertible into common stock as follows: (i) Class A preferred stock converts at the rate of one preferred share for ten common shares; and (ii) Class B Preferred stock converts at the rate of one preferred share for twelve shares of common stock. The preferred stock is non-voting. The other designation, rights, preferences and privileges of preferred stock shall be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without soliciting stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights or privileges. Preferred stock with dividend, liquidation, conversion, voting or other rights or privileges could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control.

Convertible Notes

On June 18, 2007, 8% convertible promissory notes in the original principal amount of $4,700,000, along with accrued interest in the amount of $196,539, were converted into 6,528,763 shares of common stock. The 8% convertible promissory notes were converted at the rate of $0.75 per share.

Options

On March 1, 2007, the board of directors of the Company approved the 2007 Stock Option and Incentive Plan (“Plan”). The Plan must also be approved by a majority of the stockholders of the Company. The Plan provides the Company with a mechanism to grant to employees, officers, directors and key consultants, stock options and bonuses in the form of stock and options.

Under the Plan, we can grant awards for the purchase of up to six million shares of Common Stock in the aggregate, including “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and non-qualified stock options. The board of directors currently has the authority to determine the persons to whom awards will be granted, the nature of the awards, the number of shares to be covered by each grant, the terms of the grant and with respect to options, whether the options granted are intended to be incentive stock options, the duration and rate of exercise of each option, the option price per share, the manner of exercise and the time, manner and form of payment upon exercise of an option. In the near term, the Company will form a compensation committee to address all compensation matters, including issuance of options under the Plan.

As of the date of this Memorandum, the Company has issued options to purchase 5,821,667 shares of common stock, all at an exercise price of $0.75 per share, to a total of fifteen (15) persons. The weighted average exercise price of the options outstanding under the Plan is $0.75, and the average remaining term, as of July 16, 2007, is approximately 9.6 years.

Warrants

As of July 16, 2007, there are warrants outstanding to purchase 3,711,667 shares of common stock with exercise prices ranging from $0.10 per share to $1.50 per share. The weighted average exercise price of the outstanding warrants is $1.14 per share.

Dividends

The Company has not declared any cash dividends on its common stock in the last two fiscal years. The payment of dividends in the future, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any.

Transfer Agent

Our independent stock transfer agent is Signature Stock Transfer, Inc., located at One Preston Park, 2301 Ohio Drive, Suite 100, Plano, TX 75093, (972) 612-4120.

PART II

ITEM 1.	MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

Our common stock is currently quoted on the Pink Sheets Electronic Interdealer Quotation and Trading System under the symbol “NNRF.PK.”

For the periods indicated, commencing with the date on which NNRF merged with Stafford Energy, Inc., May 23, 2006, the following table sets forth the high and low bid prices per share of common stock, as reported by www.pinksheets.com. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal Year 2006
Second Quarter (May 23-June 2006)	2.20	1.01
Third Quarter (July-September 2006)	1.42	.70
Fourth Quarter (October-December 2006)	1.01	.60
Fiscal Year 2007
First Quarter (January-March 2007)	1.79	.55
Second Quarter (April-June 2007)	8.96	1.74
Third Quarter (July 1 - July 16, 2007)	5.35	2.99

On July 16, 2007, the closing price of our common stock was $2.99.

Holders of Record

As of July 16, 2007 we had approximately 245 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

ITEM 2.	LEGAL PROCEEDINGS.

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

We have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with any of our accountants for the year ended December 31, 2006 or any interim period. We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our recent fiscal year or any later interim period.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES.

In May 2006, the Company issued 3,000,000 shares of common stock to two individuals in consideration for the settlement of $3,000 owed to the individuals and for services rendered to the Company. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Rule 506 promulgated thereunder. Each offeree was provided access to the financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for the monies owed to them by them by the Company. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of the foregoing decision.

On May 23, 2006, the Company issued 22,500,000 shares of common stock to forty-nine (49) individuals in exchange for 100% of the issued and outstanding common stock of Nucon, Inc., a Nevada corporation, in conjunction with the Merger and Plan of Share Exchange between Stafford Energy, Inc. and Nucon, Inc. The 22,500,000 shares of common stock were valued at $5,000, or $0.00022 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the financial statements and any other information of Stafford Energy, Inc. that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for their shares of common stock of Nucon, Inc. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks associated with the share exchange.

On June 1, 2006, the Company issued a total of 1,080,000 shares of common stock to five (5) consultants for services consisting of legal, accounting, marketing, strategic and financial consulting. The 1,080,000 shares of common stock were valued at $1,512,000, or $1.40 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of the foregoing decision.

During the period from inception through June 30, 2006, the Company received $342,128 in loans from ten (10) individuals. The loans were non-interest bearing and were payable on demand. On July 1, 2006, the lenders made demand on the Company, and the Company agreed to the conversion of $342,128 of outstanding principal into 4,593,073 shares of common stock, conversion of $0.07 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for their outstanding loans. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of exchanging their outstanding notes for shares of common stock in the Company.

On July 1, 2006, the Company sold 185,000 shares of common stock to ten (10) third parties in consideration for $138,750, or $0.75 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to purchase shares of common stock of the Company. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

On September 10, 2006, the Company issued 400,000 common shares to a consultant for public relation services rendered to the Company. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. The offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. The offeree was deemed to have the financial or business experience necessary to evaluate the risks of the foregoing decision.

During the period October 2006 through March 2007, the Company sold 274,167 shares of common stock to twenty-three (23) third parties in consideration for $205,755, or $0.75 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to purchase shares of common stock of the Company. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

In December 2006, the Company issued 750,000 shares of common stock to a consultant for investor relations and merger and acquisition consulting services. The 750,000 shares of common stock were valued at $562,500, or $0.75 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. The offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. The offeree was deemed to have the financial or business experience necessary to evaluate the risks of the foregoing decision.

In December 2006, the Company issued a total of 432,000 shares of common stock to seven (7) individuals, consisting of members of management and certain key consultants, as partial payment for services rendered in 2006. The 432,000 shares were valued at $324,000, or $0.75 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of the foregoing decision.

On February 16, 2007, the Company issued the sum of 50,000 shares of common stock to a consultant for marketing and investor relations consulting services. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. The offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. The offeree was deemed to have the financial or business experience necessary to evaluate the risks of the foregoing decision.

During the period commencing in late July 2006 and concluding in March 2007, the Company issued 8% convertible promissory notes (“Notes”) in the collective original principal amount of $4,700,000 to seventy-four (74) third parties. The Notes have a term of two (2) years and bear simple interest at the rate of 8% per annum, payable at maturity. The Notes are convertible as follows (i) at seventy-five ($0.75) cents per share at any time prior to the Company’s common stock being quoted on the OTCBB; (ii) for a period of ninety (90) days from the date the Company’s common stock is quoted on the OTCBB, at the lesser of a 25% discount to the closing price on the business day preceding the date of conversion or One ($1.00) Dollar with a floor of seventy-five ($0.75) cents; or (iii) thereafter, at the greater of a 25% discount to the closing price on the business day preceding the date of conversion or seventy-five ($0.75) cents. In addition, as of February 9, 2007, the Company has issued warrants to purchase 2,350,000 shares of common stock, exercisable for a period of two (2) years at $1.50 per share (“Warrants”). The Notes and Warrants have been placed by Mercer Capital Ltd. (“Mercer”) on a best efforts basis. Mercer receives (i) a commission of ten (10%) percent and a non-accountable expense allowance of three (3%) percent on all Notes sold, and (ii) a warrant to purchase shares of common stock equal to ten (10%) percent of the common stock issuable upon conversion of the Notes (“Mercer Warrants”). The Mercer Warrants are exercisable on a cashless basis at the rate of $0.75 per share for a period of five (5) years. The Mercer Warrants consist of the right to purchase 861,667 shares on the above terms. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to purchase the Notes. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

On May 17, 2007, the Company issued 250,000 shares of common stock pursuant to a Business Advisory Agreement (“Advisory Agreement”). The Advisory Agreement provides that the third party will render financial and business advisory consulting advice, among other services. The 250,000 shares were valued at $1,312,500, or $5.25 per share.

On June 18, 2007, the Notes were converted into 6,528,763 shares of common stock. The conversion of the Notes consisted of (i) the original principal amount of $4,700,000, and (ii) accrued interest in the amount of $196,539. The foregoing principal and accrued interest were converted into shares of common stock at the rate of $0.75 per share.

On June 19, 2007, the Company issued 100,000 shares of common stock to a third party to serve as an advisor on the foreign capital markets (i.e., the Middle East and Europe), waste management services and potential contracts in the Middle East and Europe, as well as strategic alliances. The 50,000 shares were valued at $279,000, or $5.58 per share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent legally permissible under the law of the State of Nevada; provided, however, the Company may modify the extent of indemnification by individual contracts with its directors and officers; provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Company; (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada Revised Statutes; or (iv) such indemnification is required to be made under the Bylaws. The Company is aware that in the opinion of the Commission indemnification of officers and directors is against public policy.

STAFFORD ENERGY INC. AND SUBSIDIARIES

F-1

HANSEN, BARNETT& MAXWELL A Professional Corporation CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company Accounting Oversight Board
AND BUSINESS CONSULTANTS 5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
Stafford Energy, Inc.

We have audited the accompanying consolidated balance sheets of Stafford Energy, Inc. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stafford Energy, Inc. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, during the years ended December 31, 2005 and 2004 the Company incurred losses from operations and had negative cash flows from operating activities. As of December 31, 2005, the Company had a working capital deficiency of $152,314 and an accumulated deficit of $2,104,985. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
September 20, 2006

F-2

STAFFORD ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
ASSETS
Current Assets
Cash	$4,397	$7,570
Receivables	42,803	53,971
Inventory	5,983	-
Total Current Assets	53,183	61,541
Total Assets	$53,183	$61,541

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	$76,327	$50,007
Management fees payable	90,759	108,000
Working capital advance	23,974	-
Accrued liabilities	14,437	1,985
Total Current Liabilities	205,497	159,992

Stockholders' Deficit
Preferred shares - $0.001 par value 10,000,000 shares authorized: no shares
issued or outstanding	-	-
Common shares - $0.001 par value; 100,000,000 shares authorized:
176,829 shares issued and outstanding	177	177
Additional paid-in capital	2,078,094	2,078,094
Accumulated deficit	(2,104,985)	(2,055,225)
Other comprehensive loss	(125,600)	(121,497)
Total Stockholders' Deficit	(152,314)	(98,451)
Total Liabilities and Stockholders' Deficit	$53,183	$61,541

The accompanying notes are an integral part of these consolidated financial statements

F-3

STAFFORD ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2005	2004
Sales	$93,216	$13,732
Cost of sales	51,751	16,212
Income (Loss) from Operations	41,465	(2,480)
Operating Expenses
Selling and marketing	3,530	427
Research and development	37,390	126,421
General and administrative expenses	50,469	396,468
Foreign currency (gain) loss	(164)	3,464
Total Operating Expenses	91,225	526,780
Net Loss	(49,760)	(529,260)
Basic and Diluted Loss Per Common Share	(0.28)	(4.69)
Basic and Diluted Weighted-Average Common Shares Outstanding	176,829	112,741

The accompanying notes are an integral part of these consolidated financial statements

F-4

STAFFORD ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFECIT

			Additional	Other		Total
	Common Shares		Paid-in	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit
Balance - December 31, 2003	67,370	68	1,366,442	(130,919)	(1,525,965)	$(290,374)
Foreign currency translation	-	-	-	9,422	-	9,422
Net loss	-	-	-	-	(529,260)	(529,260)
Comprehensive loss						(519,838)

Shares issued in acquisition of Abucco	83,020	82	(17,472)	-	-	(17,390)
Shares issued for cash	15,029	15	331,615	-	-	331,630
Shares issued for services	8,800	9	241,991	-	-	242,000
Shares issued for settlement of accrued liabilities	5,686	6	155,515	-	-	155,521
Shares redeemed	(3,076)	(3)	3	-	-	-
Balance - December 31, 2004	176,829	177	2,078,094	(121,497)	(2,055,225)	$(98,451)
Foreign currency translation	-	-	-	(4,103)	-	(4,103)
Net loss	-	-	-	-	(49,760)	(49,760)
Comprehensive loss						(53,863)
Balance - December 31, 2005	176,829	177	2,078,094	(125,600)	(2,104,985)	$(152,314)

The accompanying notes are an integral part of these consolidated financial statements
F-5

STAFFORD ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004
Cash Flows from Operating Activities:
Net loss	$(49,760)	$(529,260)
Adjustments to reconcile net loss to net cash
from operating activities:
Loss on disposal of equipment	-	35,601
Foreign currency exchange gain	-	(3,464)
Purchased research and development from Abucco acquisition	-	51,742
Common stock issued for services	-	250,103
Changes in assets and liabilities:
Accounts and other receivables	12,136	(8,775)
Inventory	(5,785)	-
Management fees payable	(19,349)	3,911
Accounts payable and accrued liabilities	35,798	(113,955)

Net Cash from Operating Activities	(26,960)	(314,097)

Cash Flows from Investing Activities:
Advances to Abucco	-	(15,385)
Cash acquired in acquisition of Abucco	-	785
Proceeds from sale of equipment	-	361
Net Cash from Investing Activities	-	(14,239)

Cash Flows from Financing Activities
Working capital advances	23,182	-
Proceeds from issuance of common stock	-	329,782

Cash Flows from Financing Activities:	23,182	329,782
Effect of Exchange Rate Changes on Cash	605	4,179
Net Change in Cash	(3,173)	5,625
Cash at Beginning of Period	7,570	1,945
Cash at End of Period	$4,397	$7,570

Noncash Investing and Financing Activities:
Common stock issued for reduction of liabilities	-	162,045
Purchase of Abucco with common shares, net of cash acquired	-	(18,779)

The accompanying notes are an integral part of these consolidated financial statements

F-6

STAFFORD ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Stafford Energy Inc. (formerly known as Stafford Ventures Inc., Zenxus Inc. and Pacific Hothouses Inc.) was organized under the laws of the State of Nevada on February 16, 1999 (date of inception).

Basis of Presentation - The accompanying consolidated financial statements present the consolidated financial position of Stafford Energy Inc. and its subsidiaries and the results of their operations and their cash flows in accordance with accounting principles generally accepted in the United States of America. The consolidated entities are referred to hereafter as Stafford or the Company.

Consolidation - The accompanying consolidated financial statements include the accounts of Stafford Energy Inc. and its wholly-owned subsidiaries Abucco Technologies Inc. (Abucco) and Stafford Energy Canada Inc. Inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operations - The Company through its subsidiaries is in the business of developing and marketing wireless monitoring and control devices. These devices serve the asset security theft prevention and vandalism market and the remote variable control market. The Company's primary operations are conducted from Vancouver, Canada.

The Canadian dollar is the functional currency for the Company's consolidated operations. Assets and liabilities are translated into U.S. dollars at exchange rates as of the balance sheet date. Revenues, expenses, gains and losses are translated at average exchange rates during the period. Foreign currency translation adjustments are included as a component of other comprehensive (loss) gain.

Business Condition - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements the Company has nominal revenues, losses from operations and has a working capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount and classification of liabilities which might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations.

Subsequent to December 31, 2005, the Company entered into a reverse acquisition with NuCon Inc. It is currently unknown whether this transaction will allow the Company to continue as a going concern.

F-7

STAFFORD ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Values of Financial Instruments - Due to their near-term nature, the amounts reported as cash, trade accounts receivable, accounts payable, and accrued liabilities are considered to be reasonable approximations of their fair values.

Inventory - Inventory includes purchased products for resale and materials and supplies necessary to manufacture the Company’s products and is stated at the lower of cost (using the first-in, first-out method) or market value. Provisions, when required, are made to reduce excess and expired inventory to its estimated net realizable value.

Revenue Recognition - Revenues from sales are recognized at the time of unit commissioning. The Company charges a per-client, per-month repetitive service fee, regardless of the services provided.

Basic and Diluted Loss per Share - The computation of basic earnings per share is based on the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents consisting of 7,423 stock options are not included in the diluted earnings per share calculation as their effect is antidilutive.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences in the balances of existing assets and liabilities on the Company's financial statements and their respective tax bases and attributable to operating loss carry forwards. Deferred taxes are computed at the enacted tax rates for the periods when such amounts are expected to be realized or settled.

Stock Based Compensation - The Company accounts for stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations (“APB 25”). Under APB 25, compensation expense is recognized if an option’s exercise price on the measurement date is below the fair value of the Company’s common stock. The Company accounts for options and warrants issued to non-employees at their fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

In connection with stock option grants to employees during 2004, the Company recorded no compensation expense due to the exercise price and the deemed fair market value of the common stock on the date of grant was the same. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income would have decreased to the pro forma amounts indicated below for the year ended December 31, 2004:

F-8

STAFFORD ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net loss applicable to common shareholders, as reported	$(529,260)
Deduct: Total stock-based employee compensation
expense determined under fair value based method
for all awards	(112,042)

Pro forma net loss applicable to common shareholders	$(641,302)

Basic and diluted loss per common share as reported	$(4.69)

Basic and diluted loss per common share pro forma	$(5.69)

The above fair value has been computed using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted-average assumptions used as well as the weighted average fair value per share are as follows:

Expected dividend yield	-
Risk free interest rate	3.66%
Expected volatility	150%
Expected life (in years)	5.00
Weighted average fair value per share
$15.09

NOTE 2 - ACQUISITION OF ABUCCO TECHNOLOGIES, INC.

On June 30, 2004, the Company acquired 100% of the outstanding common stock of Abucco Technologies Inc. (Abucco) in exchange for the issuance of 83,020 shares of common stock. On June 29, 2004, Stafford had 83,020 shares of common stock outstanding prior to the shares issued to acquire Abucco. Therefore, the shares issued to the Abucco shareholders represented 50% of the shares outstanding after the issuance. However, on that date, Stafford also had stock options outstanding to purchase 7,423 shares of common stock. As a result, Stafford had common stock and options outstanding for 90,443 shares of common stock, Stafford controlled the board of directors and management after the acquisition and, therefore, Stafford was considered to have acquired Abucco.

Prior to its acquisition, Abucco was developing, beta testing and marketing its wireless monitoring and control devices. Its planned level of operations had not been obtained and Abucco was not considered a business. The acquisition of Abucco was recognized as a non-monetary acquisition of assets and assumptions of liabilities, and was recognized based on the fair values of the assets received and the liabilities assumed. The results of Abucco’s operations have been included in the consolidated financial statements since June 30, 2004.

The following table summarizes the allocated values of the assets and liabilities acquired at June 30, 2004:

F-9

STAFFORD ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash	$758
Investment tax credit receivable	42,840
Purchased research and development	50,000
Accounts payable	(20,059)
Other liabilities	(1,662)
Payable-related party	(89,267)
Net liabilities assumed	$(17,390)

As part of the acquisition, $50,000 was assigned to in-process research and development assets that were written off at the date of acquisition.

F-10

STAFFORD ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3-INCOME TAXES

Deferred tax assets and liabilities are as follows:

	2005	2004
Operating loss carry forwards	$948,660	$907,036
Less: Valuation allowance	(948,660)	(907,036)
Net Deferred Tax Asset	$-	$-

The following is a reconciliation of the amount of tax that would result from applying the federal rate to pretax income with the provision for income taxes:

	2005	2004
Tax expense at stautory rate (34%)	$(16,918)	$(179,948)
Nontaxable differences	(23,710)	323
Change in deferred tax asset valuation allowance	41,623	189,210
Effect of actual tax rates lower than statutory rate	(995)	(9,585)
Net Income Tax Expense	$-	$-

As of As of December 31, 2005, the Company has Canadian loss carry forwards of approximately $2,359,175 which expire between 2006 and 2012.

NOTE 4-STOCKHOLDERS' EQUITY

The Company is authorized to issue 100,000,000 common shares with a par value of $0.001 per share. The Company has designated two classes of preferred stock; Class A and Class B Preferred Stock. Each class has 5,000,000 shares authorized and is convertible into common stock at 1 preferred for 10 and 12 common shares respectively. The preferred stock is non-voting and may have such rights, preferences and other limitations as determined by the Board of Directors.

During the year ended December 31, 2004 the Company issued 14,486 common shares to satisfy liabilities and for services rendered. The shares issued were valued at what management considered being market value on the date of issuance.

NOTE 5-WORKING CAPITAL ADVANCE

During 2005, the Company received a $23,974 advance to cover operating expenses. This advance is due on demand and bears no interest.

F-11

STAFFORD ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6-STOCK OPTIONS

The Company has adopted a benefit plan (the Plan). Under the Plan, the Company may issue shares of the Company’s stock or grant options or warrants to acquire the Company’s common stock form time to time employees, directors, officers, consultants or advisors of the Company on the terms and conditions set forth in the Plan. In addition, at the discretion of the Board of Directors, stock may be granted under this plan to other individuals, including consultants or advisors who contribute to the success of the Company but are not employees of the Company. During 2004, certain employees received options to purchase 7,423 shares of common stock at $16.50 per share. These shares vested immediately and would have expired in April 2009. These options were cancelled in 2006.

Stock option activity under the Plan for the years ended December 31, 2004 and 2005 is as follows:

		Exercise Price
Outstanding at January 1, 2004	-	$-
Granted	7,423	$16.50
Outstanding at December 31, 2004	7,423	$16.50
Granted	-	$-
Outstanding at December 31, 2005	7,423	$16.50

Excercisable at December 31, 2004	7,423	$16.50
Excercisable at December 31, 2005	7,423	$16.50

NOTE 7-SUBSEQUENT EVENTS (UNAUDITED)

During the first quarter of 2006, the company settled outstanding management fees of $10,000 by converting this debt into preferred shares. The preferred shares were subsequently converted into 181,818 common shares.

On May 1, 2006, the Company effected a 1:275 stock split. The accompanying financial statements reflect the stock split as though it had occurred at the Company’s inception.

In May 2006, the Company issued 3,000,000 common shares in settlement of outstanding obligations totaling $3,000.

On May 23, 2006, the Company entered into an agreement whereby the Company issued 22,500,000 common shares to NuCon, Inc. for all of their outstanding shares in a tax free exchange. The transaction will be accounted for as a reverse acquisition with NuCon, Inc. being the surviving entity. After the share exchange NuCon shareholders will represent 87% of the total outstanding common shares of the Company.

F-12

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006 (Unaudited)
and
December 31, 2006 and 2005

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)

TABLE OF CONTENTS

Page

Consolidated Balance Sheets as of March 31, 2007 (Unaudited) and
December 31, 2006 and 2007	F-2

Consolidated Statements of Operations for the Three Months Ended March, 31
2007 and 2006 (Unaudited), for the Period from August 25, 2005
(Date of Inception) through March 31, 2007 (Unaudited), for the Year
Ended December 31, 2006, and for the Periods from August 25, 2005
(Date of Inception) through December 31, 2005 and 2006	F-3

Consolidated Statement of Stockholders’ Equity (Deficit) for the Period from
August 25, 2005 (Date of Inception) through December 31, 2006
and for the Three Months Ended March 31, 2007 (Unaudited)	F-4

Consolidated Statements of Cash Flows for the Three Months Ended
March, 31 2007 and 2006 (Unaudited), and for the Period from
August 25, 2005 (Date of Inception) through March 31, 2007 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the for the Year Ended
December 31, 2006 and for Periods from August 25, 2005
(Date of Inception) through December 31, 2005 and 2006	F-6

Notes to Consolidated Financial Statements	F-7

HANSEN, BARNETT& MAXWELL, P.C. A Professional Corporation CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company Accounting Oversight Board
AND BUSINESS CONSULTANTS 5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders
NuCon-RF, Inc.

We have audited the accompanying consolidated balance sheets of NuCon-RF, Inc. and subsidiaries (a development stage company) as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2006, for the period from August 25, 2005 (date of inception) through December 31, 2005, and for the period from August 25, 2005 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the NuCon-RF, Inc. and subsidiaries (a development stage company) as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the year ended December 31, 2006, for the period from August 25, 2005 (date of inception) through December 31, 2005, and for the period from August 25, 2005 (date of inception) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company is a development stage enterprise that has had nominal sales, has experienced losses from operations and has had negative cash flows from operating activities since inception and for the year ended December 31, 2006. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL, P.C.
Salt Lake City, Utah
March 30, 2007

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
	March 31,	December 31,
	2007	2006	2005
		(Unaudited)
ASSETS
Current Assets
Cash	$552,424	$130,249	$26,893
Prepaid expenses and other current assets	394,832	6,249	11,361
Total Current Assets	947,256	136,498	38,254
Furniture and Equipment,
net of accumulated depreciation of $4,015 at March 31, 2007 (unaudited),
and $3,415 and $1,272 at December 31, 2006 and 2005, respectively	8,842	9,442	10,541
Deferred loan costs, net of accumulated amortization of $169,073 at
March 31, 2007 (unaudited), and $66,579 and none of at December 31, 2006
and 2005, respectively	1,158,119	307,881	-
Investment, at cost	4,566,250	1,166,250	-
Total Assets	$6,680,467	$1,620,071	$48,795

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	$105,783	$133,128	$8,000
Management fee payable	179,897	271,625	142,499
Accrued interest	117,000	56,584	-
Shareholder advances	39,041	39,041	147,601
Total Current Liabilities	441,721	500,378	298,100
Long-Term Convertible Notes Payable, net of unamortized discounts of $1,957,634 at March 31, 2007 (unaudited), and $1,165,617 and none at
December 31, 2006 and 2005, respectively	2,742,366	783,883	-
Total Liabilities	3,184,087	1,284,261	298,100
Stockholders' Equity (Deficit)
Class A Preferred Stock - $0.001 par value; 5,000,000 shares authorized;
none outstanding	-	-	-
Class B Preferred Stock - $0.001 par value; 5,000,000 shares authorized;
none outstanding	-	-	-
Common stock - $0.001 par value; 100,000,000 shares authorized;
37,646,240 shares at March 31, 2007 (unaudited), and 33,529,406 shares
and 22,500,000 shares outstanding, at December 31, 2006 and 2005, respectively	37,646	33,529	22,500
Additional paid-in capital (deficit)	20,353,502	12,787,497	(17,500)
Deficit accumulated during the development stage	(16,889,937)	(12,482,048)	(254,305)
Accumulated other comprehensive loss	(4,831)	(3,168)	-
Total Stockholders' Equity (Deficit)	3,496,380	335,810	(249,305)
Total Liabilities and Stockholders' Equity (Deficit)	$6,680,467	$1,620,071	$48,795

The accompanying notes are an integral part of these consolidated financial statements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

			For the Period from
	For the Three		August 25, 2005
	Months Ended		(Date of Inception)
	March 31,		through
	2007	2006	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$-	$-	$5,343
Cost of Sales	-	-	1,615
Gross Profit	-	-	3,728
Operating Expenses			-
General and administrative expenses	4,018,505	188,196	11,425,952
Foreign currency exchange loss	-	96	5,845
Total Operating Expenses	4,018,505	188,292	11,431,797
Operating Loss	(4,018,505)	(188,292)	(11,428,069)
Interest Expense	(389,384)	-	(5,461,868)
Net Loss	$(4,407,889)	$(188,292)	$(16,889,937)
Basic and Diluted Loss per Share	$(0.13)	$(0.01)
Basic and Diluted Weighted-Average
Common Shares Outstanding	34,923,907	22,500,000

			For the Period from
			August 25, 2005
	For the Year Ended		(Date of Inception) through
	December 31,		December 31,
	2006	2005	2006

Sales	$5,343	$-	$5,343
Cost of Sales	1,615	-	1,615
Gross Profit	3,728	-	3,728
Operating Expenses
General and administrative expenses	7,153,429	254,018	7,407,447
Foreign currency exchange loss	5,558	287	5,845
Total Operating Expenses	7,158,987	254,305	7,413,292
Operating Loss	(7,155,259)	(254,305)	(7,409,564)
Interest Expense	(5,072,484)	-	(5,072,484)
Net Loss	$(12,227,743)	$(254,305)	$(12,482,048)
Basic and Diluted Loss per Share	$(0.44)	$(0.01)
Basic and Diluted Weighted-Average
Common Shares Outstanding	27,693,415	22,500,000

The accompanying notes are an integral part of these consolidated financial statements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

				Deficit
			Additional	Accumulated	Accumulated	Total
			Paid-in	During the	Other	Stockholders'
	Common Stock		Capital	Development	Comprehensive	Equity
	Shares	Amount	(Deficit)	Stage	Loss	(Deficit)

August 25, 2005 (Date of Inception)	-	$-	$-	$-	$-	$-
Issuance of common stock for cash:
August 2005 - $0.0002 per share	22,500,000	22,500	(17,500)	-	-	5,000
Net loss	-	-	-	(254,305)	-	(254,305)
Balance - December 31, 2005	22,500,000	22,500	(17,500)	(254,305)	-	(249,305)
Net loss	-	-	-	(12,227,743)	-	(12,227,743)
Foreign currency translation adjustment	-	-	-	-	(3,168)	(3,168)
Comprehensive Loss						(12,230,911)
Acquisition of Stafford - May 2006	359,500	359	(136,542)	-	-	(136,183)
Issuance of common stock for cash:
July 2006 - $0.75 per share	185,000	185	138,565	-	-	138,750
October 2006 - $0.75 per share	128,500	129	95,996	-	-	96,125
December 2006 - $0.75 per share	101,333	101	75,899	-	-	76,000
Issuance of commons stock for conversion of liabilities:
May 2006 - $1.05 per share	2,857	3	2,997	-	-	3,000
July 2006 - $1.10 per share	311,025	311	341,817	-	-	342,128
December 2006 - $0.75 per share	432,000	432	323,568	-	-	324,000

Issuance of common stock for payment of interest:
July 2006 - $1.10 per share	4,282,048	4,282	4,705,970	-	-	4,710,252
Issuance of common stock for services:
May 2006 - $1.05 per share	2,997,143	2,997	3,144,003	-	-	3,147,000
July 2006 - $1.40 per share	1,080,000	1,080	1,510,920	-	-	1,512,000
September 2006 - $1.39 per share	400,000	400	555,600	-	-	556,000
December 2006 - $0.75 per share	750,000	750	561,750	-	-	562,500
Value of warrants issued to placement agent	-	-	240,810	-	-	240,810
Beneficial conversion feature and allocated value
of warrants related to convertible debt,
net $161,220 in allocated offering costs	-	-	1,243,644	-	-	1,243,644

Balance - December 31, 2006	33,529,406	33,529	12,787,497	(12,482,048)	(3,168)	335,810
Net loss (Unaudited)	-	-	-	(4,407,889)	-	(4,407,889)
Foreign currency translation adjustment (Unaudited)	-	-	-	-	(1,663)	(1,663)
Comprehensive Loss (Unaudited)						(4,409,552)
Issuance of common stock for cash:
January 2007 - $0.75 per share (Unaudited)	44,334	44	33,206	-	-	33,250
Issuance of commons stock for investment
in ATOLL: March 2007 - $0.60 per share (Unaudited)	4,000,000	4,000	2,396,000	-	-	2,400,000
Issuance of common stock for services:
February 2007 - $0.79 per share (Unaudited)	50,000	50	39,450	-	-	39,500
March 2007 - $0.87 per share (Unaudited)	2,500	3	3,422	-	-	3,425
March 2007 - $1.79 per share (Unaudited)	20,000	20	35,780	-	-	35,800
Warrants issued to placement agent (Unaudited)	-	-	824,394	-	-	824,394
Beneficial conversion feature and allocated value
of warrants related to convertible debt,
net $278,904 in allocated offering costs (Unaudited)	-	-	741,187	-	-	741,187
Stock-based compensation (Unaudited)	-	-	3,492,566	-	-	3,492,566

Balance - March 31, 2007 (Unaudited)	37,646,240	$37,646	$20,353,502	$(16,889,937)	$(4,831)	$3,496,380

The accompanying notes are an integral part of these consolidated financial statements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
			For the Period from
			August 25, 2005
	For the Three Months Ended		(Date of Inception)
	March 31,		through
	2007	2006	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net loss	$(4,407,889)	$(188,292)	$(16,889,937)
Adjustments to reconcile net loss to net cash
from operating activities:
Depreciation	600	535	4,015
Amortization of loan costs and debt discount	328,968	-	634,801
Amortization of prepaid costs	16,667		16,667
Common stock issued for interest and services	78,725	-	10,587,477
Stock-based compensation	3,492,566	-	3,492,566
Changes in assets and liabilities, net of effects
from acquisition of Stafford Energy:
Inventories	-	-	3,559
Accounts receivable	-	-	33,035
Prepaid expenses and other current assets	(405,250)	7,185	(411,499)
Accounts payable and accrued liabilities	(60,321)	81,301	565,624
Net Cash Used in Operating Activities	(955,934)	(99,271)	(1,963,692)
Cash Flows from Investing Activities:
Purchase of property and equipment	-	(1,140)	(12,857)
Purchase of investment in Atoll	(1,000,000)	-	(2,166,250)
Cash acquired in acquisition of Stafford Energy	-	-	5,703
Net Cash Used in Investing Activities	(1,000,000)	(1,140)	(2,173,404)
Cash Flows from Financing Activities:
Proceeds from shareholder advances	-	86,192	344,163
Proceeds from issuance of convertible notes payable	2,344,858	-	3,999,488
Proceeds from issuance of common shares	33,250	-	349,118
Cash Flows from Financing Activities:	2,378,108	86,192	4,692,769
Effect on Exchange Rate Changes on Cash	1	-	(3,249)
Net Change in Cash	422,175	(14,219)	552,424
Cash at Beginning of Period	130,249	26,893	-
Cash at End of Period	$552,424	$12,674	$552,424

Noncash Investing and Financing Activities:
Stock issued for additional investment	$2,400,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period from
		August 25, 2005
	For the Year Ended	(Date of Inception) through
	December 31,	December 31,
	2006	2005	2006

Cash Flows from Operating Activities:
Net loss	$(12,227,743)	$(254,305)	$(12,482,048)
Adjustments to reconcile net loss to net cash
from operating activities:
Depreciation	2,143	1,272	3,415
Amortization of loan costs and debt discount	305,833	-	305,833
Amortization of prepaid costs
Common stock issued for interest and services	10,508,752	-	10,508,752
Stock-based compensation	-	-	-
Changes in assets and liabilities, net of effects
from acquisition of Stafford Energy:
Inventories	3,559	-	3,559
Accounts receivable	33,035	-	33,035
Prepaid expenses and other current assets	5,112	(11,361)	(6,249)
Accounts payable and accrued liabilities	475,446	150,499	625,945
Net Cash Used in Operating Activities	(893,863)	(113,895)	(1,007,758)
Cash Flows from Investing Activities:
Purchase of property and equipment	(1,044)	(11,813)	(12,857)
Purchase of investment in Atoll	(1,166,250)	-	(1,166,250)
Cash acquired in acquisition of Stafford Energy	5,703	-	5,703
Net Cash Used in Investing Activities	(1,161,591)	(11,813)	(1,173,404)
Cash Flows from Financing Activities:
Proceeds from shareholder advances	196,562	147,601	344,163
Proceeds from issuance of convertible notes payable	1,654,630	-	1,654,630
Proceeds from issuance of common shares	310,868	5,000	315,868
Cash Flows from Financing Activities:	2,162,060	152,601	2,314,661
Effect on Exchange Rate Changes on Cash	(3,250)	-	(3,250)
Net Change in Cash	103,356	26,893	130,249
Cash at Beginning of Period	26,893	-	-
Cash at End of Period	$130,249	$26,893	$130,249

Noncash Investing and Financing Activities:
Conversion of liabilities to equity	$648,128	$-
Purchase of Stafford Energy, net of cash acquired	$136,183	$-

The accompanying notes are an integral part of these consolidated financial statements.

 NOTE 1— ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Nucon, Inc. (“Nucon”) was organized on August 25, 2005, under the laws of the State of Nevada. On May 23, 2006, Stafford Energy, Inc. a Nevada corporation, (“Stafford”), acquired 100% of the issued and outstanding common stock of Nucon from the Nucon shareholders in exchange for the issuance of 22,500,000 shares of common stock. The Nucon shareholders received a majority of the common stock of Stafford; accordingly, the reorganization of Nucon into Stafford was accounted for as the recapitalization of Nucon at historical cost. The accompanying consolidated financial statements include the historical operations of Nucon and have been restated on a retroactive basis to reflect the 22,500,000 shares of Stafford’s common stock issued to the Nucon shareholders for all periods presented. In connection with the recapitalization of Nucon, Stafford changed its name to Nucon-RF, Inc. All references herein to Nucon or the Company refer to Nucon, Inc. prior to May 23, 2006 and to Nucon-RF, Inc. and subsidiaries thereafter.

In 2007, the Company formed OOO Nucon-RUS (“Nucon-RUS”), a limited liability company under the laws of the Russian Federation. Nucon-RUS is a wholly owned subsidiary of Nucon. In January 2007, Nucon-RUS became fully accredited to do business in the Russian Federation by the Russian Ministry of Justice.

Interim Financial Statements - The accompanying interim consolidated financial statements are unaudited. In the opinion of management, all adjustments have been made and consist of normal recurring items necessary to present fairly their financial position in accordance with accounting principles generally accepted in the United States of America. The results of operations for any interim period are not necessarily indicative of the results for the entire year.

Consolidation - The accompanying consolidated financial statements include the accounts of Nucon-RF, Inc. and the following wholly owned subsidiaries after May 23, 2006: Nucon, Inc., Abucco Technologies Inc. (Abucco), Stafford Energy Canada Inc. (“Stafford Canada”) and Nucon-RUS from the dates of their acquisition or formation. Intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations - Nucon is a development stage company whose planned principal operations have not commenced. Nucon plans to market products, technologies, technical and engineering services to government and private sector clients in the Russian Federation, European and Asian markets to enable the clients to manage high-end environmental impacts. Nucon intends to acquire manufacturing facilities, technical support companies and proprietary technologies to enable it to manufacture its planned products and to provide its planned technical and engineering services. To date, Nucon has had no sales or revenue from its planned environmental impact services business.

The Company’s only sales have been through its subsidiary, Abucco, which has realized very limited sales of its wireless technology products to customers in Canada. These limited operations are not part of the Company’s planned principal business. The wireless technology operations amounted to less than 10% of the losses of the Company for each period presented; accordingly, segment information is not presented herein.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. These same estimates may affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts and results could differ from those estimates.

The accompanying notes are an integral part of these consolidated financial statements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the Three Months Ended
March 31, 2007 and 2006 is Unaudited)

Functional Currency - The United States dollar is the functional currency for the Company’s operations. The Company has significant agreements denominated in United States dollars, which comprise a majority of the Company’s obligations and expenses.

The Canadian dollar is the functional currency for the operations of Abucco. These assets and liabilities are translated into U.S. dollars at exchange rates as of the balance sheet date. Related revenues, expenses, gains and losses are translated at the average exchange rates during the period. Foreign currency translation adjustments from translating the financial statements of Abucco are included as a component of accumulated other comprehensive loss.

Fair Value of Financial Instruments - At December 31, 2006 and March 31, 2007 the carrying amount of the management fee payable and the shareholder advances payable approximate their estimated fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the convertible notes payable at December 31, 2006 is $1,949,500, which is the face amount of the notes.
The face amount of the notes represents fair value because the underlying instruments are at interest rates which approximate current market rates. The carrying amount of the investment in ATOLL at December 31, 2006 was $1,166,250.

The fair value of the convertible notes payable at March 31, 2007 is $4,700,000 which is the face amount of the notes. The face amount of the notes represents fair value because the underlying instruments are at interest rates which approximate current market rates. The carrying amount of the investment in ATOLL at March 31, 2007 is $4,566,250. The Company has evaluated its investment in ATOLL and concluded that the investment was not impaired at March 31, 2007 and December 31, 2006.

Equipment - Equipment is carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related equipment. Estimated useful lives range from 3 to 5 years. Depreciation expense was $2,143 and $1,272, respectively, for the year ended December, 2006 and for the period from August 25, 2005 (date of inception) through December 31, 2005. Depreciation expense was $600 and $535, for the three months ended March 31, 2007 and 2006 respectively.

Long-Lived Assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value. Management believes there is no impairment of any long-lived assets as of March 31, 2007 and December 31, 2006.

Revenue Recognition - Revenues from sales of wireless technology by Abucco are recognized at the time of unit commissioning. The Company charges a per-client, per-month repetitive service fee, regardless of the services provided.

Income Taxes - The Company recognizes an asset or liability for the tax benefit from operating loss carryforwards and for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Temporary differences will result in taxable or deductible amounts in future years when the amounts reported in the financial statements are recovered or settled. Deferred tax assets or liabilities are measured using enacted tax rates that are anticipated to be in effect when operating losses are expected to be realized and the temporary differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and a valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the Three Months Ended
March 31, 2007 and 2006 is Unaudited)

Basic and Diluted Loss Per Common Share - Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted-average number of common shares and dilutive potential common shares that were outstanding during the period. The following potential common shares were not included in the calculation of diluted loss per share as there effects would be anti-dilutive:

	For the Three Months Ended		For the Year Ended	For the Period from August 25, 2005(Date of Inception)
	March 31,		December 31,	through
	2007	2006	2006	December 31, 2005
Convertible notes payable	6,420,251	-	2,672,323	-
Stock warrants	3,711,667	-	1,234,685	-
Stock options	5,821,667	-	-	-
	15,953,585	-	3,907,008	-

Comprehensive Loss - Comprehensive loss includes the net loss for the period and the foreign currency translation adjustment.

Stock Based Compensation - Effective January 1, 2007, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) generally requires share-based payments to employees, including grants of employee stock options and other equity awards, to be recognized in the statement of operations based on their fair values. In addition, SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under previous accounting rules.

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the Three Months Ended
March 31, 2007 and 2006 is Unaudited)

NOTE 2 — BUSINESS CONDITION

The Company is in the development stage and as of March 31, 2007 and December 31, 2006 has generated revenue of $0 and $5,343 respectively from sales of Abucco’s wireless technology products. At March 31, 2007 and December 31, 2006 the Company has generated no revenue from its planned environmental-impact products and services. Through March 31, 2007 and December 31, 2006, the Company had accumulated losses of $16,889,937 and $12,482,048 respectively and used $1,963,692 and $1,007,758 respectively of cash in operating activities since inception. At December 31, 2006, the Company had a working capital deficiency of $363,880. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's ability to continue as a going concern depends on its ability to acquire manufacturing facilities, technical support companies and proprietary technologies for its core business, to generate sufficient revenue and cash flows to meet the Company’s obligations and to obtain additional financing as may be required to fund operations. Management’s plans include generating income from the Company’s existing licensed technologies and from dividend income from ATOLL to permit the Company to generate sufficient income and cash flow to continue as a going concern. There is no assurance these plans will be realized.

NOTE 3 - ACQUISITION OF STAFFORD ENERGY, INC.

Prior to the reorganization of Nucon, Stafford had 359,500 shares of common stock outstanding. The reverse acquisition of Stafford was recognized by Nucon as the constructive issuance of the 359,500 shares of common that remained outstanding. The consolidated financial statements include the operations of Stafford and its wholly owned subsidiary, Abucco Technologies, Inc., from May 23, 2006. At the date of acquisition, Stafford was a development stage enterprise; therefore, the shares constructively issued to the Stafford shareholders were recognized at the fair value of net liabilities assumed on the date of the acquisition. The net liabilities assumed consisted of the following:

Cash	$5,743
Trade accounts receivable	33,267
Inventory	3,584
Accounts payable	(59,492)
Accrued liabilities	(82,285)
Advances from shareholders	(37,000)
Net Liabilities Assumed	$(136,183)

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the Three Months Ended
March 31, 2007 and 2006 is Unaudited)

NOTE 4 - INVESTMENT IN ZAO ELECTRO MACHINERY BUILDING PLANT ATOLL

At December 31, 2006, the Company had acquired 13.25% of the equity interests of Zao Electro Machinery Building Plant Atoll (“ATOLL”), a Russian company for $1,166,250. In March 2007, the Company acquired an additional 36.75% interest for $1,000,000 in cash payments and the issuance of 4,000,000 shares of the Company’s common stock valued at $2,400,000 or $0.60 per share, which was equal to the closing price of the common stock on the date of the transaction. The remaining 50% ownership of ATOLL is concentrated among a very small group of shareholders. Due to this concentration and the nature of the industry that ATOLL operates in, the Company, at this time unable to influence significant control. Accordingly, the investment in ATOLL will continue to be recognized at the lower of cost or fair value in accordance with FASB Interpretation 35 “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock.”. The 50% ownership of ATOLL has been recorded at cost of $4,566,250.

ATOLL is a manufacturing and research facility established to develop, manufacture and sell products designated for nuclear facilities such as nuclear power plants. The Company has evaluated its investment in ATOLL and concluded that the investment was not impaired at March 31, 2007.

NOTE 5 - SHAREHOLDER ADVANCES

Various current shareholders loaned the Company $147,601 from August 25, 2005 through December 31, 2005 and loaned the Company an additional $194,527 through June 2006. In July 2006, the Company issued 4,593,073 shares of common stock at $0.07 per share upon conversion of $342,128 of the loans payable to the shareholders. The $1.10 fair value per share of the common stock on July 1, 2006 was based upon the trading price of the common stock and the price the Company had issued common stock for cash about the same time, and resulted in the shareholders receiving a beneficial conversion option of $1.03 per share, or $4,710,252, which was charged to interest expense on the date of issuance. The remaining $39,041 payable to the shareholders is from prior loans from Stafford shareholders and is due on demand and does not have a stated interest rate.

NOTE 6 - CONVERTIBLE NOTES PAYABLE

$1,949,500 Convertible Notes
From July through December 2006, the Company issued $1,949,500 of 8% convertible notes payable and 974,750 warrants in a private placement offering for $1,654,630, net of a 13% cash commission paid to the placement agent of $294,870. The placement agent was also issued 259,935 warrants. The warrants issued to the note holders are exercisable for two years from the date issued at $1.50 per share; the warrants issued to the placement agent are exercisable through June 30, 2011 at $0.75 per share. The notes are due two years from the date of issuance and are convertible into common stock as follows: (A) at seventy-five ($0.75) cents per share at any time prior to the shares of the company’s common stock being quoted on the Over-the-Counter Bulletin Board (“OTCBB”); (B) for a period of ninety (90) days from the date the shares of the Company’s Common Stock are quoted on the OTCBB, at the lesser of a 25% discount to the closing price on the business day preceding the date of conversion or one ($1.00) dollar with a floor of seventy-five ($0.75) cents: or (C) thereafter, at the greater of a 25% discount to the closing price on the business day preceding the date of conversion or seventy-five ($0.75) cents.

The fair value of the warrants was determined by the Black-Scholes option pricing model using the following weighted-average assumptions: volatility of 255%, risk-free interest rate of 4.86%, dividend yield of 0% and a term of 2.60 years. The fair value of the placement agent warrants was $240,810 and the fair value of the warrants issued to the note holders was $831,013. Based on the effective conversion price of the convertible notes payable, the note holders received a beneficial conversion option of $829,660.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the Three Months Ended
March 31, 2007 and 2006 is Unaudited)

The net proceeds were allocated between the convertible notes payable and the warrants issued to the note holders based on their relative fair values and resulted in $544,629 being allocated to the convertible notes payable (after $374,460 of capitalized deferred loan costs), $413,992 allocated to the warrants issued to the note holders, $240,810 allocated to the warrants issued to the placement agent and $829,660 allocated to the beneficial conversion option. The resulting discount to the convertible notes payable of $1,404,871 and the deferred loan costs are being amortized over the term of the convertible notes. Through December 31, 2006, Company had recognized $239,254 of amortization of the discount as interest expense.

$2,750,500 Convertible Notes
In February and March 2007, the Company issued $2,750,500 of 8% convertible notes payable and 1,375,250 warrants (exercisable at $1.50 per share) in a private placement offering for $2,392,935 net of a 13% cash commission plus expenses paid to the placement agent of $405,465. The placement agent was also issued 601,732 warrants exercisable at $0.75 per share and 500,000 warrants exercisable at $0.10 per share. The warrants issued to the note holders are exercisable for two years from the date issued and the warrants issued to the placement agent are exercisable for five years from the date of issuance.

The notes are due two years from the date of issuance and are convertible into common stock as follows: (A) at seventy-five ($0.75) cents per share at any time prior to the shares of the company’s common stock being quoted on the Over-the-Counter Bulletin Board (“OTCBB”); (B) for a period of ninety (90) days from the date the shares of the Company’s Common Stock are quoted on the OTCBB, at the lesser of a 25% discount to the closing price on the business day preceding the date of conversion or one ($1.00) dollar with a floor of seventy-five ($0.75) cents: or (C) thereafter, at the greater of a 25% discount to the closing price on the business day preceding the date of conversion or seventy-five ($0.75) cents.

The fair value of the warrants was determined by the Black-Scholes option pricing model using the following weighted-average assumptions: volatility of 241%, risk-free interest rate of 4.77%, dividend yield of 0% and a term of 3.08 years. The fair value of the placement agent warrants was $824,394 and the fair value of the warrants issued to the note holders was $824,343. Based on the effective conversion price of the convertible notes payable, the note holders received a beneficial conversion option of $386,560.

The net proceeds were allocated between the convertible notes payable and the warrants issued to the note holders based on their relative fair values and resulted in $1,732,009 being allocated to the convertible notes payable (after $928,055 of capitalized deferred loan costs), $353,027 allocated to the warrants issued to the note holders, $824,394 allocated to the warrants issued to the placement agent and $386,560 allocated to the beneficial conversion option. The resulting discount to the convertible notes payable of $1,018,491 and the deferred loan costs are being amortized over the term of the convertible notes.

As of March 31, 2007, the Company has issued a total of $4,700,000 of 8% convertible notes, 2,350,000 subscriber warrants, and 1,361,667 placement agent warrants. During the three months ended March 31, 2007, the Company recognized $ 226,474 in amortization of the discounts as interest expense.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the Three Months Ended
March 31, 2007 and 2006 is Unaudited)

NOTE 7 - INCOME TAXES

The components of the net deferred tax asset at December 31, 2006 and 2005 were as follows:

December 31,	2006	2005
Operating loss carry forwards	$4,239,783	$86,464
Less: Valuation allowance	(4,239,783)	(86,464)
Net Deferred Tax Asset	$-	$-

The Company had tax operating loss carry forwards totaling approximately $12,227,743 at December 31, 2006, respectively, that will expire if unused in 2013 and 2012, respectively.

There was no provision for, or benefit from, income taxes since inception. The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to net loss with the provision for income taxes for the year ended December 31, 2006 and for the period from August 25, 2005 (date of inception) through December 31, 2005:

	2006	2005
Tax expense at blended rate	$(4,239,783)	$(86,464)
Permanent difference	12,099	-
Change in deferred tax asset valuation allowance	4,153,319	86,464
Effect of difference in statutory tax rates	74,365	-
Net Income Tax Expense	$-	$-

NOTE 8 - STOCKHOLDERS’ EQUITY

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.001 per share. The Company is authorized to issue 5,000,000 shares of Class A preferred stock and 5,000,000 shares of Class B preferred stock. Each share of Class A preferred stock, if issued, will be convertible into ten shares of common stock and each share of Class B preferred stock will be convertible into 12 shares of common stock. The preferred stock is non-voting and may have such rights, preferences and other limitations as determined by the Board of Directors.

Issuance of Common Stock for Cash - In August 2005, the Company issued 22,500,000 common shares for $5,000 cash.

In July 2006, the Company issued 185,000 common shares for $138,750 at $0.75 per share. During October through December, 2006, the Company issued 229,833 common shares for $172,125 of cash at $0.75 per share. During January through March 31, 2007, the Company issued 44,334 common shares for $33,250 of cash at $0.75. These issuances for cash were to unrelated individuals and entities.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the Three Months Ended
March 31, 2007 and 2006 is Unaudited)

Issuance of Common Stock for Settlement of Payables and Services - In May, 2006, the Company issued 3,000,000 common shares to two individuals for the settlement of $3,000 owed to the individuals and for investor relation services rendered to the Company. The shares were valued at $1.05 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $3,147,000 of compensation for services. The 3,000,000 shares of common stock were issued in consideration for the outstanding debt as well as for investor relations services. The 3,000,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In June 2006, the Company issued 1,080,000 common shares to five individuals for services rendered to the Company. The shares were valued at $1.40 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $1,512,000 of compensation for services. Of the total shares issued, 250,000 shares of common stock were issued for investor relations services and 830,000 shares of common stock were issued for consulting services. The 1,080,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In September 2006, the Company issued 400,000 common shares to a consultant for services rendered to the Company. The shares were valued at $1.39 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $556,000 of compensation for services. The 400,000 shares of common stock were issued for public relations services. The 400,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In December, 2006, the Company issued 750,000 common shares to a consultant for services rendered to the Company. The shares were valued at $0.75 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $562,500 of compensation for services. The 750,000 shares of common stock were issued for merger and acquisition and strategic advisory services rendered. The 750,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In December, 2006, the Company issued 432,000 common shares to several members of management in satisfaction of a monthly share commitment. The shares were valued at $0.75 per share, which was the fair value of the shares on the date of issuance and resulted in the satisfaction of $324,000 of management fees payable. The 432,000 shares of common stock accrued monthly until December 31, 2006 and the related liability was revalued on a monthly basis. The 432,000 shares of common stock vested fully upon grant on December 31, 2006 and there were no future performance requirements.

In February 2007, the Company issued 50,000 common shares to one individual for services rendered to the Company. The shares were valued at $0.79 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $39,500 of compensation for services. The 50,000 shares of common stock were issued for investor relations services. The 50,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In March 2007, the Company issued 2,500 common shares to a consultant for services rendered to the Company. The shares were valued at $1.37 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $3,425 of compensation for services. The 2,500 shares of common stock were issued for consulting services. The 2,500 shares of common stock vested fully upon grant and there were no future performance requirements.

In March 2007, the Company issued 20,000 common shares to a consultant for services rendered to the Company. The shares were valued at $1.79 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $35,800 of compensation for services. The 20,000 shares of common stock were issued for consulting services. The 20,000 shares of common stock vested fully upon grant and there were no future performance requirements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of March 31, 2007 and for the Three Months Ended
March 31, 2007 and 2006 is Unaudited)

NOTE 9 - COMMITMENTS AND CONTINGIENCIES

The Company has management agreements to pay monthly management fees totaling $55,500. During 2006 and 2005, the Company had a commitment to issue 24,000 and 28,000 common shares per month to several members of management, respectively. On December 29, 2006, the Company issued 432,000 shares to these individuals with a value of $0.75 per share which was the fair value of the Company’s stock on the date of issuance. On March 31, 2007, December 31, 2006, December 31, 2005, the Company had management fees payable of $179,897, $271,625 and $142,499, respectively.

NOTE 10 - STOCK OPTIONS

Effective March 1, 2007, the Company implemented the 2007 Stock Option and Incentive plan (“Plan”). The Plan allows the Company to grant to employees, officers, directors and consultants stock options and bonuses in the form of stock and options. Under the Plan, the Company can grant awards for the purchase of up to 6,000,000 shares of common stock in the aggregate, including incentive and non-qualified stock options.

On March 1, 2007, the Company issued non-qualified options to purchase 5,821,667 shares of common stock, exercisable at $0.75 per share to officers, directors and consultants. These options vested upon issuance and expire in ten years. The options were valued at $3,492,566 as determined by using the Black-Scholes option pricing model with the following assumptions: volatility of 240%, risk-free interest rate of 4.56%, dividend yield of 0% and a term of 10.0 years. The value was expensed during the three months ended March 31, 2007 and included in general and administrative expenses.

PART III

EXHIBITS

Exhibit Number	Description of Exhibits
2.1	Merger and Plan of Share Exchange by and between Stafford Energy, Inc., and Nucon, Inc. dated May 23, 2006 (1)

3.1	Articles of Incorporation (1)

3.11	Amendment to Articles of Incorporation (*)

3.2	Amended and Restated Bylaws (1)

4.1	Form of Common Stock Certificate (1)

4.2	Form of Convertible Promissory Note (1)

4.3	Form of Common Stock Purchase Warrant (2)

4.4	Form of Registration Rights Agreement (2)

10.1	Employment Agreement of Valery Alexandrovitch Lebedev dated October 31, 2005 (1)

10.2	Employment Agreement of Todd Sinclair dated May 23, 2006 (1)

10.3	Employment Agreement of Alexander S. Stepanenko (1)

10.4	Consultant Agreement of Peter Goerke dated October 3, 2005 (1)

10.5	Stock Option and Incentive Plan (2)

10.6	Investment Banking Letter Agreement by and between Mercer Capital, Ltd. and Nucon-RF, Inc. dated January 23, 2007 (2)

10.7	Acquisition Agreements by and between ZAO Electro Machinery Building Plant ATOLL and Nucon-RF, Inc. dated July 26, 2006 and March 7, 2007 (2)

10.8	Cooperation Agreement between Association “ASPECT” and Nucon-RF, Inc. dated April 17, 2007 (*)

10.9	Cooperation Agreement between Nucon, Inc. and Atomstroyexport dated November 22, 2005 (*)

10.10	Territorial Sub-Distributor Agreement between Power Quality Holdings, Inc. and Nucon, Inc. dated December 14, 2005 (*)

10.11	Cooperation Agreement between Tri Ion Wassertechnik and Nucon, Inc. dated February 8, 2006 (*)

10.12	Cooperation Agreement between Truboprovodnaya armatura (TPA) and Nucon, Inc. dated December 12, 2005 (*)

10.13	Consulting Agreement between Hanover Capital Corporation and Nucon, Inc. dated October 1, 2006 (*)

10.14	Agreement for Corporate Communications/Media and Investor Relations between Eisenberg Communications and Nucon-RF, Inc. dated August 7, 2006 (*)

10.15	Consultancy Agreement between Rose Consulting and Engineering and Nucon-RF, Inc. dated April 20, 2007 (*)

10.16	Consulting Services Agreement between StockTiger.com - Richard Crockett and Nucon-RF, Inc. dated February 16, 2007 (*)

10.17	Business Advisory Agreement between Newbridge Securities Corporation and Nucon-RF, Inc. dated May 17, 2007 (*)

10.18	Sales Agreement between Global Matrechs, Inc. and Nucon, Inc. dated April 25, 2006 (*)

10.19	Asset Purchase Agreement between Dr. Hans-Jürgen Engelmann and Nucon-RF, Inc. dated July 2006 (*)

10.20	Consulting Agreement between Claridge Management and Nucon-RF, Inc. dated June 19, 2007 (*)

11.1	Statement regarding computation of per share earnings (3)

21.1	List of Subsidiaries (1)

* Filed Herewith
(1) Previously filed as an exhibit to the Company’s Form 10-SB filing with the Securities and Exchange Commission on February 22, 2007.
(2) Previously filed as an exhibit to the Company’s Form 10-SB filing with the Securities and Exchange Commission on May 15, 2007.
(3) The information required by this exhibit can be determined from the Financial Statements included in Part F/S hereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
NNRF, INC.
(Registrant)

Date: July 24, 2007	/s/ J. Holt Smith
J. Holt Smith President and Principal Executive Officer /s/ J.P. Todd Sinclair
J.P. Todd Sinclair Chief Financial Officer and Principal Financial and Accounting Officer